Exhibit 99.1

INFORMATION ABOUT CORE GAMING AND THE BUSINESS COMBINATION

Business of Core Gaming

The below is an overview of Core Gaming’s business and certain other information about Core Gaming that may be relevant to investors. For purposes of this section the words “we,” “our,” “us,” “Core Gaming” and the “Company” refers to Core Gaming, Inc. and its subsidiaries.

References herein to “¥” are to the Chinese yuan renminbi and references to “$” are to United States dollars. Capitalized terms not defined in this Exhibit 99.1 have the meanings assigned to such terms in the Form 6-K of to which this discussion is an exhibit.

Overview

Core Gaming, Inc. is a mobile gaming developer and publisher incorporated under the laws of the State of Delaware. Our registered and principal executive offices are located at 25 SE 2nd Avenue Ste. 550 Miami, Florida 33131. We create entertaining games for millions of players worldwide, while empowering developers to deliver player-focused games to enthusiasts in over 140 countries. Powered by artificial intelligence (“AI”) tools and algorithms, the Company is focused on the development, distribution, and monetization of casual games, which are delivered as apps for mobile phones, and generates revenue through the display of ads in the games.

Founded in 2024, Core Gaming acquired Newbyera Technology Limited, a limited company incorporated under the laws of Hong Kong (“Newbyera”), pursuant to a share exchange agreement in June 2024. Through this operating subsidiary, Core Gaming reaches over 40 million active users worldwide every month and continues to fuel its growth through creativity and innovation. Core Gaming’s apps have over 600 million downloads.

Our mission is to become a leading casual mobile game developer and publisher. Our software, coupled with our deep industry knowledge and expertise and our focus on efficiency, has enabled us to rapidly scale a diversified portfolio of mobile games that we have developed and co-developed. To date we have launched more than 2,000 games into the market. We have created proprietary analytical software, in the form of our BI platform, that provides deep insight into the effectiveness of various marketing efforts for each title, enabling us to focus on those channels that are the most successful in reaching our target audience, in terms of both the distribution of games and the serving of ads. We believe that our algorithm-driven approach affords us a competitive advantage that has helped fuel our rapid growth.

Industry and Market Opportunity

Over the last 15 years, mobile apps have become a major part of consumers’ lives. Consumers today have access to a diverse range of mobile applications, allowing users to seamlessly access entertainment, shopping, healthcare, and other services. The rapid growth of mobile gaming, as one category of entertainment apps, has created opportunities for mobile game developers, as well as challenges for them in reaching consumers and monetizing their games in an increasingly crowded marketplace. Most developers lack access to the marketing and monetization tools required to stand out among countless competing mobile games. According to Statistica, the mobile gaming industry is projected to reach $126 billion in 2025, with a compound annual growth rate (CAGR) of 5.6% from 2025 to 2029, leading to a projected market value of $157 billion by 2029.1 The number of users worldwide is anticipated to reach 2.4 billion by 2029.2 Estimates show that gamers spend in excess of seven hours per week gaming, a figure that continues to grow.3

Gaming on mobile devices has seen the greatest growth among the various gaming platforms, such as consoles and computers, largely driven by affordability of the devices and availability of content. According to Statistica, mobile gaming has its largest footprint in Southeast Asia, where mobile devices have seen substantial proliferation over the last decade, whereas console gaming has its largest footprints in North America and Europe, where disposable income is higher than in other regions. Within mobile gaming, the fastest growth has been among free-to-play games, where app developers earn revenue from advertising displayed within the game.

[1]	https://www.statista.com/outlook/amo/media/games/mobile-games/worldwide
[2]	Id.
[3]	Janice Fernandes, Global: A quarter of consumers now playing in excess of 7 hours of mobile phone games a week, YouGov (July 6, 2022), at https://business.yougov.com/content/43077-global-quarter-consumers-now-playing-excess-7-hour

Competition

The mobile gaming industry is extremely competitive globally, with many companies offering products and services similar to ours. The industry is highly fragmented and composed of companies ranging from small independent developers with limited resources to very large development companies with longer operating histories, greater financial, technical and marketing resources, and larger user bases than we have. Our primary competitors are other game developers, as well as companies that provide competing services to their customers, in particular, game publishing, including promotional activities. In addition, while the industry is experiencing significant growth, it continues to evolve and create new markets, which could lead to additional competition in the future. Successful execution of our strategy depends, in part, on our continued ability to attract and retain players in the markets where we are established and to expand the market for our games. Our continued success also depends on our ability to maintain our technological edge by continually refining our BI platform and offering new capabilities to developers and players.

Competitive Advantages

We believe that Core Gaming has a number of competitive advantages, first among them our track record of successfully launching and monetizing mobile games, which helps us to stand apart from competitors. Contributing to this track record are our high level of expertise in the mobile games ecosystem, our extensive relationships with third parties in the mobile game industry, and our proven ability to quickly expand into new markets and offerings. And underlying this success is our proprietary BI platform, with its unique algorithms and AI technologies that enable us to reach, with exceptional efficiency, a large number of target customers in diverse cultures and geographies for the many games we publish.

Our BI platform is a suite of AI marketing solutions that enables our marketing team to automate, optimize and manage our marketing efforts across different ad platforms and channels to increase the effectiveness of our efforts and the efficiency of our team, resulting in higher levels of monetization with lower levels of expenditure. Our marketing team leverages extensive data collected globally from our wide-ranging marketing activities to identify the types of users who are most likely to download and engage with particular types of games. Using the AI tools provided by the platform, the system enables our marketing team to generate content tailored to connect with users in different regions around the world. The team can set targeted returns, and the platform will monitor the data from different ad platforms to enable the team to run the marketing campaigns efficiently by assessing the campaigns’ effectiveness in real time, tweaking the approach automatically, and reaching the stated goals. In sum, AI is integral to our BI platform both in the analysis of our marketing campaigns in the generation of thousands of pictures and videos daily for ads, using less labor and producing faster and higher quality results.

Core Gaming helps its partners achieve user acquisition, cross-promotion, monetization and scalability. Core Gaming’s teams continue to innovate and develop cutting edge technology to keep our customers engaged through increased gamification and interactivity. In 2024, Core Gaming began rolling out AI tools that employ state of the art language, image and video models. Core Gaming’s AI-driven content generation streamlines mobile game production, reducing production time by over 40% compared to standard, non-AI driven production, and significantly enhances the final product. The technology has been well-received by content creators and influencers, as has been demonstrated by thousands of creators sharing AI-generated videos on various social media platforms like TikTok. We work with major mainstream distribution channels, advertising platforms, and data providers.

Business Model

We develop, co-develop and publish mobile gaming apps, distribute the games through our highly effective marketing efforts, and generate revenue by serving ads in the games.

Third-party game developers partner with us because of our expertise in marketing and monetizing apps. The advertisers who work with us seek to target the highly relevant users of apps in our diverse portfolio of apps. We display ads in the games in our portfolio and collect the related revenue, in the form of advertisement publishing fees, from various advertisement platforms, such as Applovin and Google. We serve advertisements from these platforms by integrating the platforms into our games and earn fees based on various metrics, such as impressions (the number of times an ad is displayed), clicks, and user downloads. Where a game was co-developed or was developed entirely by another developer, we share revenue from advertisements served in the game with such other party.

Employees

Through our operating subsidiary, we have a staff of 42 managing our operations by publishing apps, leveraging our BI platform, and coordinating with co-developers, among other things. Seven of these individuals are full time employees and 35 are independent contractors provided by Moremo Network Limited (“Moremo”), the former holding company of Newbyera, to which we pay a fee for those contractors and for the use of more than 100 others on an ad hoc basis pursuant to a Labor Service Contract on Dispatch and Employment between Moremo and Newbyera. Pursuant to this contract, Moremo provides labor dispatch services to Newbyera with respect to Chinese contract employees and in that regard (i) manages such employees’ recruitment, contracts, social insurance, housing provident funds, and payroll and (ii) pays the total employment costs (salaries, benefits, management fees) of such contract employees and ensures that the terms of their employment complies with local labor laws. The agreement provides that Moremo has the right to collect from Newbyera such contract employees’ compensation and related payments due to government entities and all employment-related fees. The contract has an initial five-year term ending on April 30, 2026, and will be automatically renewed for successive five-year periods unless either party objects to such renewal 30 days prior to the termination date, unless terminated earlier pursuant to its terms. We paid Moremo ¥1,516,340.68 (approximately $210,602.77) and ¥2,111,755.00 (approximately $293,299.31), respectively, during the years ended December 31, 2024 and 2023 for salaries, benefits and other payments, and management fees pursuant to the labor service contract.

We rely on our highly skilled, technically trained and creative service providers with desirable skill sets, including game designers, engineers and project managers, to develop new technologies and create innovative games. Our goal is to attract and retain highly qualified and motivated providers directly or through Moremo.

Research and Development

Our research and design team has extensive expertise in creating new content and gameplay features, as well as proprietary tools and systems to enable the efficient design, development and implementation of new content and features. Continued investment in research and development is important to attaining our strategic objectives and meeting the evolving needs of our customers. To maintain our competitive edge, we focus on innovating new technologies, which we apply to new and existing games. We also develop and integrate into our products both open source and internal AI technologies as follows:

Text and Language Models

1.	Model Technology: We use state-of-the-art Transformer-based pre-trained language models (such as GPT-4) and domain-specific fine-tuned models.

2.	Applications and Features: These models excel at understanding user requirements and generating high-quality, diverse, multilingual content. Capabilities include creative copywriting, precise multilingual translations, asset ideation, and risk analysis. Our technology supports multilingual generation with outstanding performance in logical coherence, semantic depth, and stylistic control.

3.	Impact: Our AI-driven content generation streamlines asset production, reducing production time by over 40% and significantly enhancing creative output and efficiency.

Voice Models

1.	Model Technology: Our advanced in-house voice cloning and Text-to-Speech (“TTS”) models accurately replicate human voice characteristics, including tone, timbre, and emotion. Using high-fidelity voice cloning models like Cosy Voice and SoVits, we can transform any text into speech that matches any individual’s voice.

2.	Applications and Features: We offer personalized voice cloning services that require only minimal voice samples to generate high-quality, natural-sounding cloned voices. Our TTS models support multiple languages and voice options, catering to a variety of use cases.

3.	Impact: Our high-fidelity voice cloning preserves both vocal tone and emotional nuances, facilitating multilingual adaptations for film and media projects. For example, our partner LuckyShort utilizes our voice cloning and TTS technology for automated multilingual dubbing of short dramas, achieving a 50% boost in content production efficiency while significantly reducing labor costs.

Image Models

1.	Model Technology: We utilize Generative Adversarial Networks (GANs) and diffusion-based models (such as Stable Diffusion and Flux) to optimize artistic stylization and image generation.

2.	Applications and Features: Our models support various image transformation and generation styles, including artistic style transfer, anime conversion, and vintage filters. These models can generate high-resolution, high-quality images and offer customizable AI-generated portraits, memes, and more. Our technology is known for precise style control and attention to detail, supporting user-specific customization.

3.	Impact: The generated images achieve a high standard of artistic and visual authenticity, widely used in game design, social media content, and advertising. Our models provide users with innovative ways to create visual assets, sparking new creative ideas.

Video Models

1.	Model Technology: Our video generation technology is built on diffusion models optimized for temporal consistency and neural rendering techniques (such as Video Diffusion and Deforum). By integrating cutting-edge models like Vidu and Kling, we enable video style transfer and text/image-to-video generation.

2.	Applications and Features: We support transforming video content into animated, stylized versions and generating dynamic video content from text or images. Our models address challenges related to temporal consistency and smooth detail transitions, making them ideal for film production and creative short videos.

3.	Impact: The generated videos are diverse in style, fluid in motion, and rich in detail. This technology has been well-received by content creators and influencers, with thousands of creators sharing AI-generated videos on platforms like TikTok.

Advantages of Internal AI Technology:

1.	High-Quality and Stable Video/Audio Conversion with User-Friendly Operation:

○	Our AI technology delivers exceptional video conversion results, maintaining high-definition quality throughout the process and ensuring smooth playback across various video types.

○	Compared to other technologies, our AI demonstrates superior stability in sound processing. Whether in noisy environments or handling complex audio signals, it can accurately distinguish and restore audio details, ensuring clear and natural sound output.

○	Our digital human generation technology is extremely easy to use. Users don’t need a technical background or programming knowledge; high-quality digital human characters can be created with just a few simple steps.

2.	Robust Backend Data Management:

○	The AI computing resource management platform offers global, multi-cloud resource management capabilities. It dynamically adjusts computing resources, scaling up or down as needed, to maximize efficiency and minimize costs. It supports multi-task management and monitors real-time price changes to ensure cost optimization.

○	The BigP Management Console provides monitoring, analysis, and management functions for AI tasks and user data, enabling businesses to effectively oversee AI computing activities.

○	The BigP Server Platform efficiently processes user-uploaded images, videos, and AI tasks. It optimizes task flows through precise management, ensuring stability and flexibility in services

Overall Advantages Compared to Market Products:

1.	High Level of Technology Integration: From image and video processing to voice handling, our solutions cover a wide range of scenarios with comprehensive functionality and user-friendly operation.

2.	Optimized Resource Utilization: With the AI computing resource management platform, resources are dynamically allocated and optimized, ensuring strong cost-control capabilities.

3.	Excellent User Experience:

○	For Consumer Products: Simple and intuitive interfaces make it easy for everyday users to get started.

○	For Enterprise Platforms: Professional and efficient features cater to businesses, with the flexibility to support customized requirements for different enterprises.

Compliance with Government Regulation

We are subject to various federal, state, and overseas laws and regulations that affect companies conducting business on mobile platforms, including those relating to the internet, behavioral advertising, mobile apps, content, advertising and marketing activities, sweepstakes and giveaways, and anti-corruption (as well as those relating to privacy and data protection if we begin collecting such data in the future). Additional laws and regulations relating to these areas likely will be passed in the future, and these or existing laws and regulations may be interpreted or enforced in new or expanded manners, each of which could result in significant limitations on ways we can communicate with users and operate our business. New and evolving laws and regulations, and changes in their enforcement and interpretation, may require changes to our technologies, software, or business practices, and may significantly increase our compliance costs or otherwise adversely affect our business and results of operations. As our business expands in scale and our operations expand into additional jurisdictions, our compliance requirements and costs may increase and we may be subject to increased regulatory scrutiny.

Risk Factors Relating to Core Gaming and the Merger

Our business operations are subject to numerous risks and uncertainties, including those discussed below, many of which are outside of our control, that could materially and adversely affect our business, financial condition, and results of operations. The risks and uncertainties described below are not the only ones that may affect us; additional risks that we currently consider immaterial, or of which we may currently be unaware, may also materially and adversely affect us.

Risks Related to Our Company, Business and Industry

We have a limited operating history, especially with respect to our Core Gaming apps, which makes it difficult to evaluate our current business and future performance and the risks we may encounter.

Our limited operating history, especially with respect to our Core Gaming apps, may make it difficult to evaluate our current business and our future performance. We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing industries, such as the mobile app industry, including our ability to:

●	accurately forecast our revenue and plan our operating expenses;

●	attract new and retain existing users of our apps;

●	successfully compete with current and future competitors, some of whom are also our clients;

●	successfully expand our business in existing markets and enter new markets and geographies;

●	successfully expand partnerships;

●	develop a scalable, high-performance technology infrastructure that can efficiently and reliably handle increased usage of our apps by consumers, as well as the deployment of new features and services;

●	comply with existing and new laws and regulations applicable to our business;

●	anticipate and respond to macroeconomic changes and changes in the markets in which we operate;

●	establish and maintain our brand and reputation;

●	adapt to rapidly evolving trends in the ways businesses and consumers interact with technology;

●	effectively manage our rapid growth;

●	avoid interruptions or disruptions in our Core Gaming technologies or apps; and

●	hire, integrate, and retain key personnel.

Further, because we have limited historical financial data and operate in a rapidly evolving market, any financial planning and forecasting, including predictions about our future revenue and expenses, may not be as accurate as they would be if we had a longer operating history or operated in a more predictable market. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our results of operations could differ materially from our expectations. If we fail to address the risks and uncertainties that we face, including those described elsewhere in this “Risk Factors” section, our business, financial condition, and results of operations could be adversely affected.

Our results of operations have fluctuated in the past and are likely to fluctuate significantly from quarter-to-quarter and year-to-year in the future for a variety of reasons, many of which are outside of our control and difficult to predict. As a result, you should not rely upon our historical results of operations as indicators of future performance. Numerous factors can influence our results of operations, including:

●	our ability to maintain and grow our business client and user bases;

●	changes to our technologies, apps, or other offerings, or the development and introduction of new software or development of new mobile apps by our studios or our competitors;

●	changes to the policies or practices of companies or governmental agencies that determine access to third-party platforms, such as the Apple App Store and the Google Play Store, apps, website, or the internet generally;

●	changes to the policies or practices of third-party platforms, such as the Apple App Store and the Google Play Store, including with respect to Apple’s Identifier for Advertisers (“IDFA”), which helps advertisers assess the effectiveness of their advertising efforts, and with respect to transparency regarding data processing;

●	our ability to achieve the anticipated synergies from our strategic acquisitions and effectively integrate new assets and businesses acquired by us;

●	the actions of our competitors, both with respect to their own offerings and, to the extent such competitors are also our clients, with respect to their use of our services;

●	costs and expenses related to the strategic acquisitions and partnerships, including costs related to integrating mobile gaming studios or other companies that we acquire, as well as costs and expenses related to the development of our technologies, BI platform, or apps;

●	our ability to maintain and increase profitability;

●	increases in and timing of operating expenses that we may incur to expand our operations and to remain competitive;

●	changes in the legislative or regulatory environment, including with respect to privacy and data protection, or actions by governments or regulators, including fines, orders, or consent decrees;

●	charges associated with impairment of any assets on our balance sheet;

●	adverse litigation judgments, settlements, or other litigation-related costs and the fees associated with investigating and defending claims;

●	the overall tax rate for our business, which may be affected by the mix of income we earn in the United States and in jurisdictions with comparatively lower tax rates;

●	the impact of changes in tax laws or judicial or regulatory interpretations of tax laws, which are recorded in the period such laws are enacted or interpretations are issued and may significantly affect the effective tax rate of that period;

●	the application of new or changing financial accounting standards or practices; and

●	changes in regional or global business or macroeconomic conditions, which may impact the other factors described above.

In particular, it is difficult to predict if, when, or how quickly newly-launched apps may begin to generate revenue or decline in popularity. Further, we cannot be certain if a new app will become popular amongst users and generate revenue. The success of our business depends in part on our ability to develop and enhance our technologies and consistently and timely launch new apps. It is difficult for us to predict with certainty when we will launch a new app as we may require longer development schedules or soft launch periods to meet our quality standards and expectations. If we are unable to successfully launch or acquire new apps or maintain or improve existing apps, our business and results of operations could be adversely affected.

The failure to attract new users, the loss of users, or a reduction in playing by these users could adversely affect our business, financial condition, and results of operations.

A significant portion of our revenue is advertising revenue. We collect revenue from advertisers spending on our apps. Revenue generated from our apps comes from advertisers that purchase ad inventory from our diverse portfolio of mobile games. As is common in the mobile app industry our advertisers do not have long-term advertising commitments with us. Our success depends in part on our ability to satisfy our advertising clients.

Our revenue could also be impacted by a number of other factors, including:

●	our ability to attract and retain users;

●	our ability to maintain or increase advertiser demand and third-party publisher supply, the quantity, or quality of advertisements shown to users, or our pricing of advertisements;

●	our ability to continue to increase user engagement with our apps;

●	mobile app changes or inventory management decisions we may make that change the size, format, frequency, or relative prominence of advertisements displayed on our apps;

●	our ability to recruit, train, and retain personnel to support our continued growth;

●	our ability to establish and maintain our brand and reputation;

●	government actions or legislative, regulatory, or other legal developments relating to advertising, including developments that may impact our ability to deliver, target, or measure the effectiveness of advertising;

●	changes that limit our ability to deliver, target, or measure the effectiveness of advertising, including changes to policies by mobile operating system and third-party platform providers, and the degree to which users opt out of certain types of ad targeting as a result of changes and controls implemented in connection with such policy changes and with the E.U. General Data Protection Regulation (the “GDPR”), ePrivacy Directive, the California Consumer Privacy Act (the “CCPA”), and the Children’s Online Privacy Protection Act (“COPPA”);

●	decisions by clients to reduce their advertising due to concerns about legal liability or uncertainty regarding their own legal and compliance obligations, or due to negative publicity, regardless of its accuracy, involving us, our user data practices, advertising metrics or tools, our apps, or other companies in our industry; and

●	the impact of macroeconomic conditions, whether in the advertising industry in general, or among specific types of clients within particular geographies.

The occurrence of any of these or other factors in the future could result in a reduction in demand for our services and use of our apps, which may reduce the prices we receive for our advertisements or cause clients to stop advertising with us altogether, either of which would adversely affect our business and results of operations. The failure to attract new advertising clients, loss of clients, or reduction in spending by our clients could adversely affect our business, financial condition, and results of operations.

Security breaches, improper access to or disclosure of our data or user data, other hacking and phishing attacks on our systems, or other cyber incidents could harm our reputation and adversely affect our business.

Like companies in the mobile app industry in general, we are prone to cyberattacks by third parties seeking unauthorized access to our data or the data of our clients or users or to disrupt our ability to provide app marketing services. Our technologies and apps involve the collection, storage, processing, and transmission of a large amount of data, including personal information, and we and our third-party service providers otherwise store and process information, including our confidential and proprietary business information, and personal information and other information relating to our employees and clients or other third parties. Any failure to prevent or mitigate security breaches or incidents impacting our systems or other systems used in our business, or improper access to or disclosure of our data, including source code, or user data, including personal information, content, or payment information from users, or information from clients or other third parties, that we store or otherwise process, could result in the unauthorized loss, modification, disclosure, destruction, or other misuse of such data, or unavailability of data. Any such event, or the perception that it has occurred, could adversely affect our business and reputation, damage our operations, result in claims, litigation or regulatory investigations or enforcement actions, fines, penalties, or other liability or obligations, and diminish our competitive position. In particular, a breach or incident, whether electronic, or otherwise, impacting systems on which source code or other sensitive data are stored could lead to loss, disruption, unavailability, or piracy of, or damage to, our offerings, lost or reduced ability to protect our intellectual property, and diminished competitive position.

Computer malware (including ransomware), viruses, social engineering (predominantly spear phishing attacks or credential stuffing), and general hacking have become more prevalent in the mobile app industry. Any actual or attempted breaches, incidents, or attacks may cause disruptions or interruptions to our technologies, apps, or other offerings, degrade the user experience, impair, disrupt, or interrupt our internal systems and other systems and networks used in our business, or adversely affect our reputation, business, financial condition, and results of operations. Our efforts to protect our data, user data, and information from clients, partners, and other third parties, and to disable or otherwise respond to undesirable activities on our technologies or apps, may also be unsuccessful due to: software bugs or other technical defects, errors, or malfunctions; employee, contractor, vendor, or partner error or malfeasance, including defects or vulnerabilities in information technology systems or offerings; cyberattacks, attacks designed to disrupt systems or facilities, or breaches of physical security of our facilities or technical infrastructure; or other threats that evolve. Additionally, any such breach, incident, attack, malfunction, defect, or vulnerability, or the perception that any of these has occurred, may cause clients or users to lose confidence and trust in our apps and otherwise harm our reputation and market position.

In addition, some developers or other business partners may receive or store information provided by us or by our users through mobile or web apps or other means. These third parties may misappropriate our information and engage in unauthorized use of it. If these third parties fail to adopt or adhere to adequate data security practices, or experience a breach of, or other security incident impacting, their networks or systems, our data or our users’ data may be lost, destroyed, or improperly accessed, modified, disclosed, or otherwise misused. In such an event, or if such an event is perceived to have occurred, we may suffer damage to our reputation, may have increased costs arising from the restoration or implementation of additional security measures, and we may face claims, demands, investigations and other proceedings by private parties or governmental actors, and fines, penalties, and other liability or obligations, any of which could adversely affect our business, financial condition, and results of operations. Any theft or unauthorized use or publication of our confidential business information as a result of such an event could also adversely affect our business, competitive position, and results of operations.

Cyberattacks continue to evolve in sophistication and volume, and inherently may be difficult to detect for long periods of time. Although we have developed systems and processes that are designed to protect our data, user data, and information from our partners, to prevent data loss, disable undesirable accounts and activities on our technologies or apps, and to prevent and detect security breaches, we cannot assure you that such measures will provide comprehensive security, that we will be able to identify breaches or other incidents or to react to them in a timely manner or that our remediation efforts will be successful. We experience cyberattacks and other security incidents of varying degrees from time to time, and we may incur significant costs in investigating, protecting against, litigating, or remediating such incidents.

Additionally, our offerings operate in conjunction with, and we are in some cases dependent upon, third-party products, services, and components. Our ability to monitor our third-party service providers’ data security is limited, and in any event, attackers may be able to circumvent our third-party service providers’ data security measures. There have been and may continue to be significant attacks on certain third-party providers, and we cannot guarantee that our or our third-party providers’ systems and networks have not been breached or that they do not contain exploitable defects or bugs that could result in a breach of or disruption to our systems and networks or the systems and networks of third parties that support us. If there is a security vulnerability, error, or other bug in one of these third-party products, services, and components and if there is a security exploit targeting them, we could face increased costs, claims, liability, and additional or new obligations, reduced revenue, and harm to our reputation or competitive position. We and our service providers may be unable to anticipate these techniques, react, remediate or otherwise address any security vulnerability, breach or other security incident in a timely manner, or implement adequate preventative measures.

In addition to our efforts to mitigate cybersecurity risks, we are making significant investments in privacy, safety, security, and content review efforts. As a result of these efforts, we anticipate that we will discover incidents of misuse of user data or other undesirable activity by third parties. We may not discover all such incidents or activity, whether as a result of our data limitations, the reallocation of resources to other projects, or other factors, and we may be notified of such incidents or activity by users, the media, or other third parties. Such incidents and activities have in the past, and may in the future, include the use or other processing of user data or our systems in a manner inconsistent with our terms, contracts or policies, the existence of false or undesirable user accounts, improper advertising practices, activities that threaten people’s safety on- or offline or instances of spamming, scraping, data harvesting, or unsecured datasets. We may also be unsuccessful in our efforts to enforce our policies or otherwise remediate or respond to any such incidents effectively or in a timely manner. Any of the foregoing developments, or any reports of them occurring or the perception that any of them has occurred, could adversely affect user trust and engagement, harm our brand and reputation, require us to change our business practices, result in claims, demands, investigations and other proceedings by private parties or governmental actors, and fines, penalties, and other liability or obligations, and adversely affect our business, financial condition, and results of operations.

We are subject to a variety of laws and regulations in the United States and abroad relating to cybersecurity and data protection, a number of which also provide a private right of action. Affected users or government authorities could initiate legal or regulatory actions against us in connection with any actual or perceived security breaches or improper access to or disclosure of data, which has occurred in the past and which could cause us to incur significant expense and liability, distract management and technical personnel, and result in orders or consent decrees forcing us to modify our business practices. Such actual or perceived incidents or our efforts to remediate such incidents may also result in a decline in our active user base or engagement levels. Any of these events could adversely affect our reputation, business, financial condition, or results of operations.

Our insurance coverage may not extend to all types of privacy and data security breaches or other incidents, and it may be insufficient to cover all costs and expenses associated with such incidents. Further, such insurance may not continue to be available to us in the future on economically reasonable terms, or at all, and insurers may deny us coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or coinsurance requirements, could have a material adverse effect on our business, including our reputation, financial condition, or results of operations.

The mobile app industry is intensely competitive. If clients or users prefer our competitors’ products or services over our own, our business, financial condition, and results of operations could be adversely affected.

We face significant competition. We offer services for developers to get their mobile apps discovered and downloaded by the users. We collect revenue from advertising fees paid by mobile app advertisers from the sale of advertising in our apps and sale of advertising in co-developed or third-party apps. We also face competition from providers of developer tools that enable developers to reach their audiences or manage or optimize their advertising campaigns. These companies vary in size and include Facebook, Google, and Unity Software as well as various private companies. Several of these companies are also our clients. Clients who are also competitors may decide to invest in their own offerings rather than continue to use our technology or advertise on our apps.

Additionally, we also compete with businesses that develop online and mobile games and other mobile apps, which vary in size and include companies such as Activision Blizzard (expected to be acquired by Microsoft), Tencent, and Zynga (expected to be acquired by Take-Two Interactive), as well as other public and private companies. Many of these companies are also our partners and clients. As we expand our global operations and mobile app offerings, we increasingly face competition from high-profile companies with significant online presences that may introduce new or expanded offerings, such as Apple, Facebook, Google, Microsoft, and Snap. In addition, other large companies that to date have not actively focused on mobile apps or gaming may decide to develop mobile apps or gaming offerings, such as Amazon’s recently introduced games platform, or work with other developers. Some of these current and potential competitors have significantly greater resources than we do that they can use to develop, acquire, or brand additional mobile apps or gaming alternatives, and may have more diversified revenue sources than we do and therefore may be less severely affected by changes in consumer preferences, regulations, or other developments that may impact our business or industry.

Further, as there are relatively low barriers to entry to develop and publish a mobile app, we expect new competitors to enter the market and existing competitors to allocate more resources towards developing and marketing competing games and apps. As our mobile games are free to play, our apps compete primarily on the basis of user experience rather than price. The proliferation of apps makes it difficult for us to differentiate ourselves from our competitors and compete for users.

We also face competition for advertising spending and for the discretionary spending, leisure time, and attention of our users from game platforms such as personal computer and console games, and other leisure time activities, such as television, movies, music, sports, and the internet. In addition, non-game applications for mobile devices, such as social media and messaging, television, movies, music, dating, and sports, have become increasingly popular, making the overall mobile app industry highly fragmented and making it more difficult for any mobile app to differentiate itself. Our future growth depends in part on the overall health of the mobile app ecosystem and in particular, mobile gaming. Increasing competition could result in decreases in the number of users of our apps, increased user acquisition costs, lower engagement with our apps, and loss of key personnel, all of which could adversely affect our business, financial condition, or results of operations.

Some of our current and potential competitors may be domiciled in different countries and subject to political, legal, and regulatory regimes that enable them to compete more effectively than us, particularly those located outside of the United States. Some of our current and potential competitors may have greater resources, more diversified revenue streams, better technological or data analytics capabilities, or stronger brands or competitive positions in certain product segments, geographic regions, or user demographics than we do. If clients or users prefer our competitors’ products or services over our own, or if our competitors are better able to adapt to changes in the preferences of publishers or users, regulations, or other developments, our business, financial condition, and results of operations could be adversely affected.

The mobile app industry is subject to rapid technological change, and if we do not adapt to, and appropriately allocate our resources among, emerging technologies and business models, our business, financial condition, and results of operations could be adversely affected.

Technology changes rapidly in the mobile app industry. Our future success depends in part on our ability to adapt to trends and to innovate. To attract new clients and users and increase revenue from our current clients and users, we will need to enhance and improve our technologies and apps. We may not introduce enhancements of our existing technology and offerings, and new offerings, in a timely or cost-effective manner and any such enhancements may contain errors or defects.

Our business also currently depends in part on the growth and evolution of the internet, especially mobile internet-enabled devices. The number of people using mobile internet-enabled devices has increased rapidly over time, and we expect that this trend will continue. The mobile app industry, however, may not grow in the way that we anticipate. We must continually anticipate and adapt to emerging technologies to stay competitive. As the technological infrastructure for internet access continues to improve and evolve, consumers will be presented with more opportunities to access apps and play games on a variety of devices and platforms and to experience other leisure activities that may compete with mobile apps. Forecasting the financial impact of these emerging technologies and business models is inherently uncertain and volatile. If we decide to support a new technology or business model in the future, it may require entering into business arrangements with new platforms or other third parties, which may be on terms that are less favorable to us than those for traditional technologies or business models.

To invest in a new technology or expand our offerings, we must invest financial resources and management attention. We may invest significant resources in a new offering or in a strategic acquisition or partnership, which could prove unsuccessful or prevent us from directing these resources towards other opportunities. We may never recover the often-substantial up-front costs of developing and marketing emerging technologies or business models, or recover the opportunity cost of diverting management and financial resources. Further, our competitors may adopt an emerging technology or business model more quickly or effectively than we do, creating products that are technologically superior to ours or attract more users than ours.

If, on the other hand, we do not continue to enhance our technologies or apps, or do not appropriately allocate our resources amongst opportunities, or we otherwise elect not to pursue new business models that achieve significant commercial success, we may face adverse consequences. For example, we do not currently offer our apps on all devices or all gaming platforms. If the devices on which our apps are available decline in popularity or become obsolete faster than anticipated, or if new platforms emerge other than those on which our games are offered, we could experience a decline in revenue and in our number of app users, and we may not achieve the anticipated return on our development efforts. It may take significant time and expenditures to shift product development resources to new technologies, and it may be more difficult to compete against existing products incorporating such technologies. If new technologies render mobile devices obsolete or we are unable to successfully adapt to and appropriately allocate our resources amongst current and new technologies, our business, financial condition, and results of operations could be adversely affected.

Our technologies, apps, and internal systems rely on software and hardware that is highly technical, and any errors, bugs, or vulnerabilities in these systems, or failures to address or mitigate technical limitations in our systems, could adversely affect our business, financial condition, and results of operations.

Our technologies, apps and internal systems rely on software and hardware that is highly technical and complex. In addition, our technologies, apps and internal systems depend in part on the ability of such software and hardware to store, retrieve, process, and manage large amounts of data. The software and hardware on which we rely has contained, and will in the future contain, errors, bugs, or vulnerabilities and our systems are subject to certain technical limitations that may compromise our ability to meet our objectives. Some errors, bugs, or vulnerabilities inherently may be difficult to detect. Errors, bugs, vulnerabilities, design defects, or technical limitations within the software and hardware on which we rely have in the past led to, and may in the future lead to, outcomes including a negative experience for clients and users who use our offerings, compromised ability of our offerings to perform in a manner consistent with our terms, contracts, or policies, delayed app launches or enhancements, targeting, measurement, or billing errors, compromised ability to protect the data of our users and/or our intellectual property, or reductions in our ability to provide some or all of our services. To the extent that any such errors, bugs, vulnerabilities, or defects impact our apps or services, our clients may become dissatisfied with our offerings, our brand and reputation may be harmed, and we may make operational decisions, such as with respect to our apps, that are based on inaccurate data. Any errors, bugs, vulnerabilities, or defects in our systems or the software and hardware on which we rely, failures to properly address or mitigate the technical limitations in our systems, or associated degradations or interruptions of service may lead to outcomes including damage to our reputation, increased product engineering expenses, regulatory inquiries, litigation, or liability for fines, damages, or other remedies, any of which could adversely affect our business, financial condition, and results of operations.

Our business depends in part on our ability to maintain and scale our apps, and any significant disruption to our technologies or apps could damage our reputation, result in a potential loss of engagement, and adversely affect our business, financial condition, and results of operations.

Our reputation and ability to attract and retain our clients and users depends in part on the reliable performance of our technologies and apps. We have in the past experienced, and may in the future experience, interruptions in the availability or performance of our offerings from time to time. Our systems may not be adequately designed or may not operate with the reliability and redundancy necessary to avoid performance delays or outages that could be harmful to our business. If our apps are unavailable when users attempt to access them, or if they do not load as quickly as expected, users may not use our offerings as often in the future, or at all, which could adversely affect our business and results of operations. As we continue to grow, we will need an increasing amount of technical infrastructure, including network capacity and computing power, to continue to satisfy our needs and the needs of our clients and users. We may fail to continue to effectively scale and grow our technical infrastructure to accommodate these increased demands, which may adversely affect our user engagement and revenue growth. Additionally, we rely in part on third-party data centers and cloud hosting infrastructure. Our business may be subject to interruptions, delays, or failures resulting from natural disasters and other events outside of our control that impact us or these third-party providers. If such an event were to occur, users may be subject to service disruptions or outages and we may not be able to recover our technical infrastructure and user data in a timely manner to restart or provide our services. If we fail to efficiently scale and manage our infrastructure, or if events disrupt our infrastructure or those of our third-party providers, our business, financial condition, and results of operations could be adversely affected.

If we are unable to launch new apps and successfully monetize them, or continue to improve the experience and monetization of our existing apps, our business, financial condition, and results of operations could be adversely affected.

Our business depends in part on launching or acquiring, and continuing to service, mobile apps. We have devoted and we expect to continue to devote substantial resources to the research, development, and marketing of our apps. Our development and marketing efforts are focused on improving the experience of our existing apps, developing new apps, and successfully monetizing our apps. Our apps generate revenue primarily through the sale of advertising. For apps distributed through third-party platforms, we are required to share a portion of the proceeds from in-game sales with the platform providers, which share may be subject to changes or increases over time. In order to maintain and increase our profitability, we need to generate sufficient revenue from our existing and new apps to offset our ongoing development, marketing, and other operating expenses.

The success of our apps depends in part on unpredictable and volatile factors beyond our control including user preferences, competing apps, new third-party platforms, and the availability of other entertainment experiences. If our apps do not meet user expectations or if they are not brought to market in a timely and effective manner, our business and results of operations could be adversely affected.

In addition, our ability to successfully launch apps and their ability to achieve commercial success will depend in part on our ability to:

●	effectively market our apps to existing and new users;

●	achieve a positive return on investment from our marketing and user acquisition costs or achieve organic, non-paid user growth;

●	adapt to changing trends, user preferences, new technologies, and new feature sets for mobile and other devices, including determining whether to invest in development for any new technologies, and achieve a positive return on the costs associated with such adaptation;

●	continue to adapt mobile app feature sets for an increasingly diverse set of mobile devices, including various operating systems and specifications, limited bandwidth, and varying processing power and screen sizes;

●	achieve and maintain successful user engagement and effectively monetize our apps;

●	develop mobile games that can build upon or become franchise games and expand and enhance our mobile games after their initial releases;

●	continue to attract publishers to advertise on our apps;

●	work with third-party platforms and obtain opportunities to feature our apps to their audience;

●	compete successfully against a large and growing number of competitors;

●	accurately forecast the timing and expense of our operations, including mobile app and feature development, marketing, and user acquisition;

●	minimize and quickly resolve bugs or outages; and

●	retain and motivate talented and experienced developers and other key personnel

These and other uncertainties make it difficult to know whether we will succeed in continuing to develop and launch new apps. Further, casual games, which is the part of the mobile app market we focus on, has a relatively short lifespan, which means we need to be constantly innovating and updating our gaming apps and/or introducing new ones

If we fail to retain existing users or add new users cost-effectively, or if our users decrease their level of engagement with our apps, our business, financial condition, and results of operations could be adversely affected.

The size of our user base and the level of user engagement with our apps are critical to our success. Our results of operations have been and will continue to be significantly determined by our success in acquiring and engaging app users, which drives the amount of advertising we can place and the rates that advertising clients will pay for such ad placements. We expect that the number of our app users may fluctuate or decline in one or more markets from time to time, particularly in markets where we have achieved higher penetration rates. In addition, if people do not perceive our apps as useful or entertaining, we may not be able to attract or retain users or otherwise maintain or increase the frequency and duration of their engagement, which could harm our revenue. A number of mobile apps that achieved early popularity have since seen their user bases or user engagement levels decline. There is no guarantee that we will not experience a similar erosion of our app users or user engagement levels. Any number of factors can adversely affect user growth and engagement, including if:

●	users increasingly engage with mobile apps offered by competitors or mobile apps in categories other than those of our apps;

●	we fail to introduce new apps or features that users find engaging or that achieve a high level of market acceptance or we introduce new apps, or make changes to existing apps, that are not favorably received;

●	users feel that their experience is diminished as a result of the decisions we make with respect to the frequency, prominence, format, size, and quality of advertisements that we display;

●	users have difficulty installing, updating, or otherwise accessing our apps as a result of actions by us or third parties;

●	we are unable to continue to develop apps that work with a variety of mobile operating systems and networks; and

●	concerns emerge among our user and potential user base about the quality of our apps, our data practices or concerns related to privacy and sharing of personal information and other user data, safety, security, or other factors.

Additionally, we expect that it will become increasingly difficult and more expensive for us to acquire users for our apps for a variety of reasons, including the increasingly competitive nature of the mobile app industry and the significant amount of time and attention users are dedicating to competing entertainment options. If our competitors increase their user acquisition spending, we could experience higher costs per an install for our apps, which would adversely affect our margins and profit. Furthermore, our spending on user acquisition is based on certain assumptions about their projected behavior, particularly for new apps for which we do not have similar apps in our portfolio to aid us in our modeling efforts. If we are unable to grow our user base and increase our user engagement levels, or unable to do so cost effectively, our business, financial condition, and results of operations could be adversely affected.

We are highly dependent on Newbyera’s former parent company to provide us with labor and back-office operations, and any disruption to the provision of such outsourced services could materially and adversely affect our business, financial condition, and results of operations.

Pursuant to a Labor Service Contract on Dispatch and Employment between Moremo and Newbyera, we rely on contractors provided through Moremo to conduct much of our operations. We also rely on Moremo for administrative services pursuant to an Outsourcing Service Contract between Newbyera and Moremo. Our dependence on Moremo presents a number of risks that could materially and adversely affect our business, financial condition, and results of operations.

While our agreements with Moremo provide Moremo only limited termination rights, primarily for non-payment, this does not guarantee that we will continue to receive services from Moremo, nor from the contractors that we have retained both on an ongoing and ad-hoc basis through our arrangement with Moremo. We primarily rely on highly skilled, technically trained and creative contractors retained through Moremo to run our business and develop new technologies and create innovative games. Such employees, particularly game designers, engineers and project managers with desirable skill sets, are in high demand and would be difficult to replace if we lost a significant number of them due to the termination of our agreement with Moremo or otherwise (such as if Moremo was no longer able to retain a sufficient number of contractors on our behalf). The loss of such contract personnel could cause us to experience material interruptions in product development, delays in bringing new games to market, difficulties in our relationships with customers, and the inability to successfully serve ads and to increase or maintain our revenue as a result, and could otherwise adversely affect our business and prospects.

In addition, while we might be able to retain other service providers to replace Moremo should our agreements with them be terminated or they otherwise cease providing services to us under these agreements, there is no guarantee that we could do so, or that we could do so on terms equally favorable to us as those in our agreements with Moremo. Further, our business operations would be disrupted, potentially materially, while we were in the process of retaining new service providers, which could have a material adverse impact on our business, reputation, prospects, results of operation and financial condition.

While Newbyera has a contractual right to supervise the personnel contracted through Moremo, we have less control over and oversight of the work performed by contractors than we would if the work were performed by our own employees. There could be instances where these independent contractors fail to comply with applicable law or with our policies and procedures. For example, new mobile games may not be developed on time, or there could be a delay in us learning of problems or errors and thus a delay in our response to those issues. If any such delays, problems or errors were to occur, or any of these independent contractors violated applicable law with respect to the work they do for us, it could materially and adversely affect our business, reputation and prospects as well as our revenue, financial condition and cash flow. In addition, it is possible that we could be held civilly or criminally accountable based on vicarious liability because of the actions of our independent contractors or if Moremo does not comply with applicable law, particularly applicable employment laws, in connection with its provision of services to us even though Moremo has indemnified us for losses we incur on account of its actions or inactions.

Finally, laws and regulations relating to the use of contractors may vary in the jurisdictions in which we operate. These contractors could be deemed employees of Newbyera despite our outsourcing arrangements, or changes in legal and regulatory restrictions could impact our ability to use contractors in the future.

We have entered into strategic partnerships with mobile gaming developers, and a failure to maintain such relationships may harm our ability to launch new apps as well as our brand and reputation.

From time to time, we have entered into strategic partnerships with mobile gaming studios. We have historically allowed these studios to continue their operations with a degree of autonomy. In certain of these transactions, we have bought games from such studios and entered into development agreements whereby such studios provide us support in developing and improving games and grant us a right of first refusal with respect to future games. These agreements typically have a fixed term, after which the studios may choose not to continue working with us. Any deterioration in our relationship with these studios may harm our ability to monetize the games we co-develop and launch and future mobile games that we co-develop with these studios and may lead to such studios choosing not to renew their agreements with us. Further, if such a studio becomes dissatisfied with us, our brand and reputation may be harmed and we may have more difficulty entering into similar agreements in the future. Additionally, international studios with whom we enter into such partnerships may be located in areas with less certain legal and regulatory regimes or more potential risks, which may increase our costs to maintain such strategic partnership. If we are unable to maintain any of these partnerships, we may be required to invest significant resources in expanding our development program or entering into agreements with additional mobile gaming studios in order to continue producing the same volume and quality of apps, and our business, financial condition, and results of operations could be adversely affected.

We rely on third-party platforms to distribute our apps and collect revenue, and if our ability to do so is harmed, or such third-party platforms change their policies in such a way that restricts our business, increases our expenses, or limits the information we derive from our apps, our business, financial condition, and results of operations could be adversely affected.

The mobile app industry depends in part on a relatively small number of third-party distribution platforms, such as the Apple App Store, the Google Play Store, and Meta, some of which are direct competitors. We derive significant revenue from the distribution of our apps through these third- party platforms. We are subject to the standard policies and terms of service of such third-party platforms, which generally govern the promotion, distribution, content, and operation of applications on such platforms. Each platform provider has broad discretion to change and interpret its terms of service and other policies with respect to us and other mobile app companies, and those changes may be unfavorable to us. A platform provider may also change its fee structure, add fees associated with access to and use of its platform, alter how mobile apps are labeled or are able to advertise on its platform, change how the personal information of its users is made available to developers on its platform, limit the use of personal information for advertising purposes, restrict how users can share information on its platform or across platforms, or significantly increase the level of compliance or requirements necessary to use its platform. We rely in part on IDFA to provide us with data that helps us better market and monetize apps.

If we violate, or a distribution platform provider believes that we have violated, a distribution platform’s terms of service, or if there is any change or deterioration in our relationship with such a distribution provider, that platform provider could limit or discontinue our access to its platform. If one of our distribution platform partners were to limit or discontinue the distribution of our apps on their platform, it could adversely affect our business, financial condition, and results of operations.

We also rely on the continued popularity, user adoption, and functionality of third-party platforms. In the past, some of these platform providers have been unavailable for short periods of time. In addition, third-party platforms also impose certain file size limitations, which may limit the ability of users to download some of our larger apps in over-the-air updates. Aside from these over-the-air file size limitations, a larger game file size could cause users to delete our mobile games once the file size grows beyond the capacity of their devices’ storage limitations or could reduce the number of downloads of these mobile games.

If issues arise with third-party platforms that impact the visibility or availability of our apps, our users’ ability to access our apps or our ability to monetize our apps, or otherwise impact the design or effectiveness of our business, financial condition, and results of operations could be adversely affected.

Our revenue has been concentrated in various ways and the loss of, or a significant reduction in, any such revenue source, or our failure to successfully expand and diversify our revenue sources could adversely affect our business, financial condition, and results of operations.

We have historically experienced revenue concentration with respect to certain apps and the in-app advertising portion of our business. Our future success depends, in part, on launching and successfully monetizing additional apps and on establishing and maintaining successful relationships with a diverse set of clients. While our apps consist of hundreds of mobile games, currently a limited number of those are responsible for a significant portion of our revenue. The loss or failure to continuously monetize one of these apps could have a significant impact on our results of operations. Similarly, our future success depends, in part, on our ability to successfully develop and monetize additional mobile games and other mobile apps. If we are unable to successfully launch new apps, our reliance on a limited number of apps may increase.

More generally, we face concentration risk in that our apps operate primarily in the mobile app industry and specifically mobile gaming. As such, our business depends, in part, on the continued health and growth of these industries. Further, a significant amount of our total revenue is derived through a limited number of third-party distribution platforms, such as the Apple App Store, the Google Play Store, and Facebook.

We have experienced recent rapid growth, which may not be indicative of our future growth. We may be unable to effectively manage the growth of our business, which could adversely affect our business, financial condition, and results of operations.

Our growth until now should not be relied upon as an indication of our future performance, as we may not be able to sustain our growth rate in the future. Even if our revenue continues to increase, we expect that our revenue growth rate may decline in the future as a result of a variety of factors, including because of more difficult comparisons to prior periods and the saturation of the market. The overall growth of our revenue depends in part on our ability to execute on our business plans.

Additionally, the growth and expansion of our business has placed and continues to place a significant strain on our management, operations, financial infrastructure, and corporate culture. Our future success depends in part on our ability to manage this expanded business. If not managed effectively, this growth could result in the over-extension of our management systems and information technology systems and our internal controls and procedures may not be adequate to support this growth. Failure to adequately manage our growth in any of these ways may cause damage to our brand and reputation and adversely

Our international operations are subject to increased challenges and risks.

We expect to continue to expand our international operations in the future by opening new offices, entering into strategic partnerships with new international game studios, acquiring companies that may have international operations, and providing our apps in additional countries and languages. Expanding our international operations may subject us to risks associated with:

●	recruiting and retaining talented and capable management and employees in foreign countries;

●	the diversion of senior management attention;

●	challenges caused by distance, language, and cultural differences;

●	developing and customizing apps that appeal to the tastes and preferences of users in international markets;

●	the inability to offer certain services or apps in certain foreign countries;

●	competition from local mobile app developers with intellectual property rights and significant market share in those markets and with a better understanding of user preferences;

●	utilizing, protecting, defending, and enforcing our intellectual property rights;

●	negotiating agreements with local distribution platforms that are sufficiently economically beneficial to us and protective of our rights;

●	the inability to extend proprietary rights in our brand, content, or technology into new jurisdictions;

●	implementing alternative payment methods for features and virtual goods in a manner that complies with local laws and practices and protects us from fraud;

●	compliance with applicable foreign laws and regulations, including anti-bribery laws, privacy laws, and laws relating to content and consumer protection;

●	credit risk and higher levels of payment fraud;

●	currency exchange rate fluctuations;

●	protectionist laws and business practices that favor local businesses in certain countries;

●	double taxation of our international earnings and potentially adverse tax consequences due to changes in the tax laws in the United States or the foreign jurisdictions in which we operate;

●	political, economic, and social instability, such as the conflict in Ukraine and its impacts on the region and the regional and global economy;

●	public health crises, such as the COVID-19 pandemic, that can result in varying impacts to our employees, clients, users, app developers, and business partners internationally;

●	higher costs associated with doing business internationally, including costs related to local advisors;

●	export or import regulations; and

●	trade and tariff restrictions.

Our ability to successfully gain market acceptance in any particular international market is uncertain and, in the past, we have experienced difficulties and have not been successful in all the countries we have entered. If we are unable to continue to expand internationally or manage the complexity of our global operations successfully, our business, financial condition, and results of operations could be adversely affected.

Our business is subject to economic, market, public health, and geopolitical conditions as well as to natural disasters beyond our control.

Our revenue is driven in part by discretionary consumer spending habits and preferences, and by advertising spending patterns. Historically, consumer purchasing and advertising spending have each declined during economic downturns and periods of uncertainty regarding future economic prospects or when disposable income or consumer lending is lower. General macroeconomic conditions, such as a recession or economic slowdown in the United States or internationally, including those resulting from public health crises and geopolitical issues, could create uncertainty and adversely affect discretionary consumer spending habits and preferences as well as advertising spending. Uncertain economic conditions may also adversely affect our clients. As a result, we may be unable to continue to grow in the event of future economic slowdowns. We are particularly susceptible to market conditions and risks associated with the mobile app industry, which also include the popularity, price, and timing of our apps, changes in user demographics, the availability and popularity of other forms of entertainment, and critical reviews and public tastes and preferences, which may change rapidly and cannot necessarily be predicted.

We anticipate incurring higher operating expenses in the future, and we may not be able to achieve or maintain our profitability in any given period. If we cannot achieve or maintain our profitability, our business could be adversely affected.

Although we have been profitable on an IFRS basis and had positive cash flow from operations in certain prior periods, we may not always achieve sufficient revenue or manage our expenses in order to achieve positive cash flow from operations or profitability in any given period. Our operating expenses may continue to rise as we implement additional initiatives designed to increase revenue, potentially including: developing our technologies and BI platform; launching apps; strategic acquisitions and partnerships; client and user acquisition spending; international expansion; hiring employees or entering into additional contractor arrangements; and taking other steps to strengthen and grow our company. We are likely to recognize costs associated with these investments earlier than some of the anticipated benefits, and the return on these investments may be lower, or may develop more slowly, than we expect. We also anticipate that the costs of acquiring new clients and mobile app users, and otherwise marketing our offerings and apps, will continue to rise. Further, we may continue to incur significant costs in connection with strategic acquisitions and partnerships, which costs may increase or become more concentrated to the extent that we enter into larger transactions. If we are not able to maintain positive cash flow in the long term, we may require additional financing, which may not be available on favorable terms or at all, and that may be dilutive to our stockholders. If we are unable to generate adequate revenue growth and manage our expenses, we may incur significant losses in the future and may not be able to maintain positive cash flow from operations or profitability.

We generally do not have long-term agreements with our clients.

Our clients are not required to enter into long-term agreements with us and may choose to stop using our advertising publishing services at any time. For example, our advertising agreements can be executed in as little as one day and can be terminated for convenience on two days’ notice. In order to continue to grow this part of our business, we must consistently provide offerings that clients see as valuable and choose to use. If we fail to maintain our relationships with our clients, or if the terms of these relationships become less favorable to us, our results of operations would be harmed. Additionally, as certain of our clients are also our competitors, these clients may choose to invest in their own offerings rather than continue to use our offerings. Any failure to maintain our relationships with our clients could adversely affect our business, financial condition, and results of operations.

If our apps do not meet user expectations, or contain objectionable content, our reputation, business, financial condition, and results of operations could be adversely affected.

Expectations regarding the quality, performance, and integrity of our apps are high. We must continually adapt to changing user preferences including the popularity of various game categories and styles of play. Users may be critical of our apps, business models, or business practices for a wide variety of reasons, including perceptions about gameplay, fairness, game content, features, or services. Independent industry analysts may publish reviews of our apps from time to time, as well as those of our competitors, and perception of our apps in the marketplace may be significantly influenced by these reviews. We have no control over what users or these industry analysts report. If users and industry analysts negatively respond to our apps or changes that we make to our apps, or provide negative reviews of our apps, our reputation, business, financial condition, and results of operations could be adversely affected.

Further, despite reasonable precautions, some users may be offended by certain mobile app content, advertisements displayed in our apps or by the treatment of other users. For example, if users believe that an advertisement displayed in one of our apps contains objectionable content, we could experience damage to our brand and reputation and users could refuse to continue to engage with such app and pressure platform providers to remove the app from their platforms. While such content may violate our terms and we may subsequently remove it, our brand and reputation may nonetheless be harmed and our clients may become dissatisfied with our services. Furthermore, steps that we may take in response to such instances, such as temporarily or permanently shutting off access of a user to our apps, could adversely affect our business and results of operations. Any failure to meet user expectations or provide our apps without objectionable content could adversely affect our reputation, business, financial condition, and results of operations.

The proliferation of “cheating” programs and scam offers that seek to exploit our mobile games and users may adversely affect game-playing experiences and lead users to stop playing our mobile games. Our failure to maintain adequate customer support may enhance these risks.

Our users rely on our customer support organization to resolve any issues relating to our mobile games. Customer support is important for satisfying user expectations regarding the quality, performance, and integrity of our mobile games. We currently have limited customer support operations. If we do not effectively train, supplement, and manage our customer support organization to assist our users, and if that support organization does not succeed in helping users quickly resolve issues or provide effective ongoing support, we could experience decreased user engagement and harm to our reputation with potential new users.

Additionally, unrelated third parties have developed, and may continue to develop, “cheating” programs that enable users to exploit vulnerabilities in our mobile games, play them in an automated way, collude to alter the intended game play, or obtain unfair advantages over other users who do play fairly. These programs harm the experience of users who play fairly and may disrupt the virtual economies of our mobile games. In addition, unrelated third parties have attempted to scam our users with fake offers for virtual goods or other game benefits. These unauthorized or fraudulent transactions are usually arranged on third-party websites and the virtual goods offered may have been obtained through unauthorized means, such as exploiting vulnerabilities in our mobile games, or may be fraudulent offers. We do not generate any revenue from these transactions. These unauthorized purchases and sales from third-party sellers could impede our revenue and profit growth.

There can be no assurance that our customer support and other efforts to detect, prevent, or minimize these unauthorized or fraudulent transactions will be successful, that these actions will not increase over time or that our customer support efforts will be successful in resolving user issues. Any failure to maintain adequate customer support or success of third-party cheating programs or scams may negatively affect game-playing experiences and lead users to stop playing our mobile games, which could adversely affect our business, financial condition, and results of operations.

We are highly dependent on Newbyera’s former parent company to provide us with labor and back-office operations, and any disruption to the provision of such outsourced services could materially and adversely affect our business, financial condition, and results of operations.

Pursuant to a Labor Service Contract on Dispatch and Employment between Moremo and Newbyera, we rely on contractors provided through Moremo to conduct much of our operations. We also rely on Moremo for administrative services pursuant to an Outsourcing Service Contract between Newbyera and Moremo. Our dependence on Moremo presents a number of risks that could materially and adversely affect our business, financial condition, and results of operations.

While our agreements with Moremo provide Moremo only limited termination rights, primarily for non-payment, this does not guarantee that we will continue to receive services from Moremo, nor from the contractors that we have retained both on an ongoing and ad-hoc basis through our arrangement with Moremo. We primarily rely on highly skilled, technically trained and creative contractors retained through Moremo to run our business and develop new technologies and create innovative games. Such employees, particularly game designers, engineers and project managers with desirable skill sets, are in high demand and would be difficult to replace if we lost a significant number of them due to the termination of our agreement with Moremo or otherwise (such as if Moremo was no longer able to retain a sufficient number of contractors on our behalf). The loss of such contract personnel could cause us to experience material interruptions in product development, delays in bringing new games to market, difficulties in our relationships with customers, and the inability to successfully serve ads and to increase or maintain our revenue as a result, and could otherwise adversely affect our business and prospects.

In addition, while we might be able to retain other service providers to replace Moremo should our agreements with them be terminated or they otherwise cease providing services to us under these agreements, there is no guarantee that we could do so, or that we could do so on terms equally favorable to us as those in our agreements with Moremo. Further, our business operations would be disrupted, potentially materially, while we were in the process of retaining new service providers, which could have a material adverse impact on our business, reputation, prospects, results of operation and financial condition.

While Newbyera has a contractual right to supervise the personnel contracted through Moremo, we have less control over and oversight of the work performed by contactors than we would if the work were performed by our own employees. There could be instances where these independent contractors fail to comply with applicable law or with our policies and procedures. For example, new mobile games may not be developed on time, or there could be a delay in us learning of problems or errors and thus a delay in our response to those issues. If any such delays, problems or errors were to occur, or any of these independent contractors violated applicable law with respect to the work they do for us, it could materially and adversely affect our business, reputation and prospects as well as our revenue, financial condition and cash flow. In addition, it is possible that we could be held civilly or criminally accountable based on vicarious liability because of the actions of our independent contractors or if Moremo does not comply with applicable law, particularly applicable employment laws, in connection with its provision of services to us even though Moremo has indemnified us for losses we incur on account of its actions or inactions.

Finally, laws and regulations relating to the use of contractors may vary in the jurisdictions in which we operate. These contractors could be deemed employees of Newbyera despite our outsourcing arrangements, or changes in legal and regulatory restrictions could impact our ability to use contractors in the future.

Risks Related to Legal and Regulatory Matters

We are subject to laws and regulations concerning privacy, information security, data protection, consumer protection, advertising, tracking, targeting, and protection of minors, and these laws and regulations are continually evolving. Our actual or perceived failure to comply with these laws and regulations could adversely affect our business, financial condition, and results of operations.

We receive, store, and process personal information and other data and we enable our users to share their personal information with each other and with third parties, including within our apps. There are numerous federal, state, and local laws around the world regarding privacy and the collection, storing, sharing, use, processing, disclosure, deletion, and protection of personal information and other data, the scope of which are changing, subject to differing interpretations, and may be inconsistent between countries or conflict with other rules.

Various government and consumer agencies have called for new regulation and changes in industry practices and are continuing to review the need for greater regulation for the collection of information concerning consumer behavior on the internet, including regulation aimed at restricting certain targeted advertising practices. For example, the GDPR, which became effective in May 2018, created new individual privacy rights and imposed worldwide obligations on companies processing personal data of European Union (“EU”) users, which created a greater compliance burden for companies with European users, and subjects violators to substantial monetary penalties. The United Kingdom has implemented legislation that substantially implements the GDPR and which also provides for substantial monetary penalties. In June 2021, the European Commission announced a decision of “adequacy” concluding that the United Kingdom ensures an equivalent level of data protection to the GDPR, which provides some relief regarding the legality of continued personal data flows from the European Economic Area to the United Kingdom. Such adequacy decision must, however, be renewed after four years and may be modified or revoked in the interim. We cannot fully predict how United Kingdom data protection laws or regulations may develop in the medium to longer term, nor the effects of divergent laws and guidance regarding how data transfers to and from the United Kingdom will be regulated,

Another example is the State of California’s passage of the CCPA, which went into effect in 2020 and created new privacy rights for users residing in the state, including a private right of action for data breaches. The California Privacy Rights Act (“CPRA”) went into effect on January 1, 2023, and significantly modified the CCPA, resulting in further uncertainty and requiring us to incur additional costs and expenses in an effort to comply. Additionally, other states are considering, and in some cases have enacted, comprehensive privacy legislation, some of which provide for private rights of action, which may increase the likelihood of class action litigation that could also adversely affect our reputation, business, financial condition, and results of operations. For example, several states in the U.S. have proposed or enacted laws that contain obligations similar to the CCPA and CPRA that have taken effect or will take effect in coming years. The U.S. federal government is also contemplating federal privacy legislation. Our efforts to comply with existing and future legal requirements has required us and will continue to require us to devote significant operational resources and incur significant expenses. Our privacy and data protection compliance and oversight efforts will require significant time and attention from our management and board of directors.

Further, children’s privacy has been a focus of recent enforcement activities and subjects our business to potential liability that could adversely affect our business, financial condition, or operating results. Enforcement of COPPA, which requires companies to obtain parental consent before collecting personal information from children known to be under the age of 13or from child-directed websites or online services, has increased in recent years. In addition, the GDPR prohibits certain processing of the personal information of children under the age of 13 to 16 (depending on jurisdiction) without parental consent where consent is used as the lawful basis for processing that personal information. The CCPA, as amended and supplemented by the CPRA, requires companies to obtain the consent of children in California under the age of 16 (or parental consent for children under the age of 13) before selling their personal information. There also may be various laws, regulations, industry standards, codes of conduct, or other actual or asserted obligations relating to children’s privacy to which we may be, or be asserted to be, subject, or that may otherwise impact our business and operations. For example, the United Kingdom’s Age Appropriate Design Code (“AADC”) is one such regulatory framework that has been adopted in the United Kingdom that focuses on online safety and protection of children’s privacy online, and similar frameworks are being considered for adoption in other jurisdictions. California also has enacted the California Age-Appropriate Design Code Act (“ADCA”), which will take effect on July 1, 2024. The ADCA implements into law certain principles taken from the AADC, among other things, and imposes substantial new obligations upon companies that offer online services, products, or features “likely to be accessed” by children, defined under the ADCA as anyone under 18 years of age. Although we take reasonable efforts to comply with these laws and regulations, we may in the future face claims under COPPA, the GDPR, the CCPA, the CRPA, or other laws, regulations, or other actual or asserted obligations relating to children’s privacy.

All of our mobile games are subject to privacy policies and terms of service located in application storefronts, within our mobile games, and on our respective websites. We endeavor to comply with industry standards and are subject to the terms of our privacy-related obligations and commitments to users and third parties. We strive to comply with all applicable laws, policies, legal obligations, and certain industry codes of conduct relating to privacy and data protection, to the extent reasonably possible. It is possible, however, that these obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. It is also possible that new laws, policies, legal obligations, or industry codes of conduct may be passed, or existing laws, policies, legal obligations, or industry codes of conduct may be interpreted in such a way that could prevent us from being able to offer services to citizens of a certain jurisdiction or may make it costlier or more difficult for us to do so. Any failure or perceived failure by us to comply with our terms of service or privacy policy, or with applicable laws, regulations, or legal, contractual, or other actual or asserted obligations to users or third parties, concerning privacy, information security, data protection, consumer protection, or protection of minors, or our privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other user data, may result in governmental enforcement actions or other proceedings, claims, demands, and litigation by private parties, or public statements against us by consumer advocacy groups or others and could cause our users to lose trust in us, which could adversely affect our business, financial condition, or results of operations. Additionally, if third parties we work with, such as users, co-developers, vendors, or service providers, violate applicable laws or our policies, such violations may also put our users’ information at risk and could in turn adversely affect our reputation, business, financial condition, and results of operations.

Our business is subject to a variety of U.S. and foreign laws, many of which are unsettled and still developing, which could subject us to claims or otherwise adversely affect our business, financial condition, and results of operations.

We are subject to a variety of laws in the United States and abroad that affect our business, including state and federal laws regarding consumer protection, electronic marketing, protection of minors, data protection, and privacy, competition, taxation, intellectual property, money transmission, money laundering, investment screening, export, and national security, which are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly laws outside the United States. There is a risk that existing or future laws may be interpreted in a manner that is not consistent with our current practices and which could adversely affect our business. As our business and service offerings grow and evolve and our apps are used in a greater number of countries, we may also become subject to laws and regulations in additional jurisdictions or other jurisdictions may claim that we are required to comply with their laws and regulations. The regulation of AI technologies is a relatively new and evolving area of law which we may be subject to as some of the tools we use to develop and co-develop our apps incorporate AI technologies, and as we continue to explore the use of AI in our future offerings, including our apps. For example, in the EU, the EU Artificial Intelligence Act, once enacted, will impose a regulatory framework for companies’ development and use of AI systems. Beyond the EU and U.S., more than 37 countries have proposed AI-related legal frameworks. There is a risk that existing or future laws may be interpreted in a manner that is not consistent with our current practices and that could adversely affect our business.

With respect to our apps, we are potentially subject to a number of foreign and domestic laws and regulations that affect the offering of certain types of content, many of which are ambiguous or still evolving and could be interpreted in ways that could adversely affect our business or expose us to liability. In addition, the increased attention focused upon liability issues as a result of lawsuits and legislative proposals could harm our reputation or otherwise impact the growth of our business. It is difficult to predict how existing or new laws may be applied to these or similar game mechanics or genres. Further, laws or regulations may vary significantly across jurisdictions.

Furthermore, the growth and development of electronic commerce and virtual goods may prompt calls for more stringent consumer protection laws that may impose additional burdens on companies such as Core Gaming that conduct business through the internet and mobile devices. For example, China implemented a policy in September 2021 that restricts online gaming for those under age 18 to one hour in the evening on Fridays, weekends, and public holidays. We anticipate that scrutiny and regulation of our industry will increase and we will be required to devote legal and other resources to addressing such regulation. For example, existing laws or new laws regarding the labeling of free-to-play mobile games, or the regulation of currency, banking institutions, unclaimed property or money transmission, may be interpreted to cover our mobile games and the virtual currency, goods, or payments that we receive. We may also expand into new business opportunities that subject us to additional laws and regulations. As such, we may be required to seek licenses, authorizations, or approvals from relevant regulators, the granting of which may be dependent on us meeting certain capital and other requirements and we may be subject to additional regulation and oversight, all of which could significantly increase our operating costs. Changes in current laws or regulations or the imposition of new laws and regulations in the United States or elsewhere regarding these activities may lessen the growth of the mobile app industry. Any costs that we incur as a result of adapting to laws and regulations, or as a result of liability in connection therewith, could adversely affect our business, financial condition, and results of operations.

The development and use of AI in our business, combined with an uncertain regulatory environment, may adversely affect our business, reputation, financial condition or results of operations.

We use AI technologies in our business, and we are investing in the expansion of our AI capabilities, including possibly generative AI. These technologies are complex and rapidly evolving. The introduction of AI technologies into new or existing products may result in new or enhanced governmental or regulatory scrutiny, litigation, confidentiality, privacy, data protection, or security risks, ethical concerns, or other complications that could adversely affect our business, reputation, financial condition or results of operations. The impact of AI technology on intellectual property ownership and licensing rights, including copyright, has not been fully addressed by U.S. courts or other federal or state laws or regulations, and the use of third-party AI technologies in connection with our products and services may result in exposure to claims of copyright infringement or other intellectual property misappropriation. AI technologies, including generative AI, may create content that appears correct but is factually inaccurate or flawed. Our customers or others may rely on or use this flawed content to their detriment, which may expose us to brand or reputational harm, competitive harm, and/or legal liability.

We are subject to the Foreign Corrupt Practices Act, and similar anti-corruption and anti- bribery laws, and non-compliance with such laws could subject us to criminal penalties or significant fines and adversely affect our business and reputation.

We are subject to the Foreign Corrupt Practices Act (the “FCPA”) and similar anti-corruption and anti-bribery laws applicable in the jurisdictions in which we conduct business. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years, are interpreted broadly and prohibit companies, their employees, and third party business partners, representatives, and agents from promising, authorizing, making or offering improper payments or other benefits, directly or indirectly, to government officials and others in the private sector in order to influence official action, direct business to any person, gain any improper advantage, or obtain or retain business. As we continue to expand our business internationally, our risks under these laws increase.

We and our third-party business partners, representatives, and agents may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and we may be held liable for the corrupt or other illegal activities of our employees, third-party business partners, representatives, and agents, even if we do not explicitly authorize such activities. These laws also require that we keep accurate books and records and maintain internal controls and compliance procedures designed to prevent any such actions. While we have policies and procedures to address compliance with such laws, we cannot assure you that our employees, third-party business partners, representatives, and agents will not take actions in violation of our policies or applicable law, for which we may be ultimately held responsible and our exposure for violating these laws increases as our international presence expands and as we increase sales and operations in foreign jurisdictions.

Any violation of the FCPA or other applicable anti-corruption laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions, suspension or disbarment from U.S. government contracts, substantial diversion of management’s attention, significant legal fees and fines, severe criminal or civil sanctions against us, our officers, or our employees, disgorgement of profits, other sanctions and remedial measures, and prohibitions on the conduct of our business, any of which could adversely affect our reputation, business, financial condition, and results of operations.

We are subject to governmental export controls and economic sanctions laws that could impair our ability to compete in global markets or subject us to liability if we violate the controls.

Our apps may be subject to U.S. export controls. Exports of our products and the underlying technology may require export authorizations, including by license, a license exception, or other appropriate government authorizations, including the filing of an encryption classification request or self-classification report, as applicable.

Furthermore, our activities are subject to U.S. economic sanctions laws and regulations administered by the U.S. Department of Treasury’s Office of Foreign Assets Control that prohibit the shipment of most technologies to embargoed jurisdictions or sanctioned parties without the required export authorizations. If we need to obtain any necessary export license or other authorization for a particular sale, the process may be time-consuming and may result in the delay or loss of opportunities to sell our products.

We take precautions to prevent our products and the underlying technology from being provided, deployed or used in violation of export control and sanctions laws, including implementation of IP address blocking and sanctioned person screening, and are in the process of further enhancing our policies and procedures relating to export control and sanctions compliance. We cannot assure you, however, that our policies and procedures relating to export control and sanctions compliance will prevent violations in the future by us or our partners or agents. If we are found to be in violation of U.S. sanctions or export control regulations, including failure to obtain appropriate import, export, or re-export licenses or permits, it can result in significant penalties and government investigations, as well as reputational harm and loss of business. Knowing and willful violations can result in possible incarceration for responsible employees and managers.

In addition to the United States, various other countries regulate the import and export of certain encryption and other technology, including import and export licensing requirements, and have enacted laws that could limit our ability to distribute our apps. Changes in our apps or future changes in export and import regulations may create delays in the introduction of new apps and the underlying technology in international markets, prevent our clients with global operations from deploying our products globally, or, in some cases, prevent the export or import of our apps to certain countries, governments, or persons altogether. From time to time, various governmental agencies have proposed additional regulation of encryption technology.

Our growth strategy includes further expanding our operations and client and user base in international markets and acquiring companies that may operate in countries where we do not already do business. Such acquisitions may subject us to additional or expanded export regulations. Further, any change in export or import regulations or controls, economic sanctions or related legislation, or change in the countries, governments, persons, or technologies targeted by such regulations, could result in decreased use of our products by, or in our decreased ability to export or offer our services to, existing or potential clients with global operations. Any decreased use of our apps or services or limitation on our ability to export or sell our apps and services in major international markets could adversely affect our business, financial condition, and results of operations.

We may require additional capital to meet our financial obligations and support business growth, and this capital may not be available on acceptable terms or at all.

We intend to continue to make significant investments to support our business growth and may require additional funds to respond to business challenges, including the need to continue to develop our technologies and BI platform, enhance our existing apps and develop new apps and features, improve our operating infrastructure, or enter into strategic acquisitions and other business relationships. Accordingly, we may need to engage in equity, equity-linked, or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could experience significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our common shares. Any debt financing that we secure in the future could involve offering additional security interests and undertaking restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities. We may not be able to obtain additional financing on terms favorable to us, if at all. Additionally, if we seek to access additional capital or increase our borrowing, there can be no assurance that financing and credit may be available on favorable terms, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business, financial condition, or results of operations could be adversely affected.

Changes in tax laws or tax rulings could adversely affect our effective tax rates, business, financial condition, and results of operations.

The tax regimes we are subject to or operate under are unsettled and may be subject to significant change. Changes in tax laws or tax rulings, or changes in interpretations of existing laws, could cause us to be subject to additional income-based taxes and non-income taxes (such as payroll, sales, use, value added, digital, net worth, property, and goods and services taxes), which in turn could adversely affect our financial condition and results of operations. For example, in December 2017, the U.S. federal government enacted the tax reform legislation known as the Tax Cuts and Jobs Act (the 2017 Tax Act). The 2017 Tax Act significantly changed the existing U.S. corporate income tax laws by, among other things, lowering the U.S. corporate tax rate, implementing a partially territorial tax system, and imposing a one-time deemed repatriation tax on certain post-1986 foreign earnings. In addition, beginning in 2022, the Tax Act will require U.S. research and experimental expenditures to be capitalized and amortized ratably over a five-year period. Any such expenditures attributable to research conducted outside the U.S. must be capitalized and amortized over a 15-year period. Furthermore, many countries in the EU, as well as a number of other countries and organizations such as the Organisation for Economic Cooperation and Development, have recently proposed or recommended changes to existing tax laws or have enacted new laws that could impact our tax obligations. Some of these or other new rules could result in double taxation of our international earnings. Any significant changes to our future effective tax rate could adversely affect our business, financial condition, and results of operations.

We may have exposure to greater than anticipated tax liabilities.

Our income tax obligations are based in part on our corporate operating structure and intercompany arrangements, including the manner in which we develop, value, manage, and use our intellectual property and the valuation of our intercompany transactions. The tax laws applicable to our business, including the laws of the United States and other jurisdictions, are subject to interpretation and certain jurisdictions are aggressively interpreting their laws in new ways in an effort to raise additional tax revenue. Our existing corporate structure and intercompany arrangements have been implemented in a manner we believe is in compliance with current prevailing tax laws. The taxing authorities of the jurisdictions in which we operate, however, may challenge our methodologies for valuing developed technology or intercompany arrangements, which could impact our worldwide effective tax rate and adversely affect our financial condition and results of operations. Moreover, changes to our corporate structure, including through acquisitions, could impact our worldwide effective tax rate and adversely affect our business, financial condition, and results of operations.

Significant judgment is required in evaluating our tax positions and our worldwide provision for (benefit from) taxes. During the ordinary course of business, there are many activities and transactions for which the ultimate tax determination is uncertain. Our tax obligations and effective tax rates could be adversely affected by changes in the relevant tax, accounting, and other laws, regulations, principles, and interpretations, including those relating to income tax nexus, by our earnings being lower than anticipated in jurisdictions where we have lower statutory rates and higher than anticipated in jurisdictions where we have higher statutory rates, by challenges to our intercompany relationships and transfer pricing arrangements. The relevant taxing authorities may disagree with our determinations as to the income and expenses attributable to specific jurisdictions. If such a disagreement were to occur, and our position were not sustained, we could be required to pay additional taxes, interest, and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows and lower overall profitability of our business, with some changes possibly affecting our tax obligations in future or past years. We believe that our financial statements reflect adequate reserves to cover such a contingency, but there can be no assurances in that regard.

If we are found liable for content that is distributed through or advertising that is served through our apps, our business could be adversely affected.

As a distributor of content, we face potential liability for negligence, copyright, patent or trademark infringement, public performance royalties, or other claims based on the nature and content of materials that we distribute. The Digital Millennium Copyright Act (the “DMCA”) is intended, in part, to limit the liability of eligible service providers for caching, hosting, or linking to user content that includes materials that infringe copyrights or other rights. We rely on the protections provided by the DMCA in conducting our business.

However, the DMCA and similar statutes and doctrines that we may rely on in the future are subject to uncertain judicial interpretation and regulatory and legislative amendments. Future regulatory or legislative changes may ultimately require us to take a more active approach towards content moderation, which could diminish the depth, breadth, and variety of content we offer and, in so doing, reduce our revenue. Moreover, the DMCA provides protections primarily in the United States. If the rules around these statutes and doctrines change, if international jurisdictions refuse to apply similar protections, or if a court were to disagree with our application of those rules to our business, we could incur liability and our business could be adversely affected. If we become liable for these types of claims as a result of the content that is included in our apps or the advertisements that are served in our apps, then our business may be adversely affected. Litigation to defend these claims could be costly and the expenses and damages arising from any liability could adversely affect our business. Our insurance may not be adequate to cover these types of claims or any liability that may be imposed on us.

Legal or regulatory proceedings and settlements could cause us to incur additional expenses or otherwise adversely affect our business, financial condition, and results of operations.

We are involved in or may become involved in claims, suits, government investigations, including formal and informal inquiries from government authorities and regulators, and proceedings arising in the ordinary course of our business, including actions with respect to intellectual property claims, securities claims, privacy, data protection, or law enforcement matters, tax matters, labor and employment claims, commercial and acquisition-related claims, and other matters. We may become the subject of investigations, inquiries, data requests, requests for information, actions, and audits in the United States and around the world, particularly in the areas of privacy, data protection, law enforcement, consumer protection, and competition, as we continue to grow and expand our operations.

Any such claims, suits, government investigations, and proceedings are inherently uncertain and their results cannot be predicted with certainty. Regardless of their outcomes, such legal or regulatory proceedings can have an adverse impact on us because of legal costs, diversion of management and other personnel attention, and other factors. In addition, it is possible that a resolution of one or more such proceedings could result in substantial costs, civil and criminal liability, penalties, or sanctions, as well as judgments, consent decrees, or orders preventing us from offering certain features, functionalities, products or services, or requiring a change in our business practices, products or technologies, which could adversely affect our reputation, business, financial condition, and results of operations.

Risks Related to Our Intellectual Property

Failure to protect or enforce our proprietary and intellectual property rights or the costs involved in such enforcement could adversely affect our business, financial condition, and results of operations.

We regard our technologies, BI platform, and apps and related source code as proprietary and rely on a variety of methods, including a combination of copyright, patent, trademark, and trade secret laws and non-disclosure agreements, to protect our proprietary rights. We view the protection of our trade secrets, copyrights, trademarks, service marks, trade dress, domain names, patents, and other product rights as critical to our success. We strive to protect our intellectual property rights by relying on federal, state, and common law rights, as well as contractual restrictions and business practices. We also enter into confidentiality and invention assignment agreements with our contractors and confidentiality agreements with parties with whom we conduct business in order to limit access to, and disclosure and use of, our proprietary information. These contractual arrangements and business practices, however, may not prevent the misappropriation of our proprietary information or deter independent development of similar technologies by others.

We own or license, and pursue the registration of, copyrights, trademarks, service marks, domain names, and patents in the United States and in certain locations outside the United States. This process can be expensive and time-consuming, may not always be successful depending on local laws or other circumstances, and we also may choose not to pursue registrations in every location depending on the nature of the project to which the intellectual property rights pertain. We may, over time, increase our investments in protecting our creative works.

We are aware that some unauthorized copying of our apps occurs, and if a significantly greater amount of unauthorized copying of our apps were to occur, it could adversely affect our business. In addition, even if authorized copying of our apps occurs, third-party platforms may not remove infringing material. We also cannot be certain that existing intellectual property laws will provide adequate protection for our products in connection with emerging technologies. As a result, our ability to fully protect our products, technologies and solutions under current and future legal regimes may be limited or impacted by future laws, regulations, interpretations or other legislative or judicial actions. Litigation may be necessary to enforce our intellectual property rights, protect our trade secrets, or determine the validity and scope of proprietary rights claimed by others. Any litigation of this nature, regardless of outcome or merit, could result in substantial costs, adverse publicity, and diversion of management and technical resources. If we fail to maintain, protect, and enhance our intellectual property rights, our business, financial condition, and results of operations could be adversely affected.

We are, and may in the future be, subject to intellectual property disputes, which are costly to defend and could require us to pay significant damages and could limit our ability to use certain technologies in the future.

From time to time, we have faced, and we may face in the future, allegations that we have infringed the trademarks, copyrights, patents, and other intellectual property rights of third parties. Intellectual property litigation may be protracted and expensive, and the results are difficult to predict. As the result of any court judgment or settlement, we may be obligated to alter our technologies or apps, in a particular geographic region or worldwide, pay royalties or significant settlement costs, purchase licenses, or develop substitutes.

Some of our development tools contain open source software, and we license some of our software through open source projects, which may pose particular risks to our proprietary software, products, and services in a manner that could adversely affect our business, financial condition, and results of operations.

We use open source software in our app creation tools and apps and expect to continue to use open source software in the future. In addition, we contribute software source code to open source projects under open source licenses or release internal software projects under open source licenses, and anticipate continuing to do so in the future. The terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute our products or services. Additionally, under some open source licenses, if we combine our proprietary software with open source software in a certain manner, third parties may claim ownership of, a license to, or demand release of, the open source software or derivative works that we developed using such software, which could include our proprietary source code. Such third parties may also seek to enforce the terms of the applicable open source license through litigation which, if successful, could require us to make our proprietary software source code freely available, purchase a costly license, or cease offering the implicated products or services unless and until we can re-engineer them to avoid infringement. This re-engineering process could require significant additional research and development resources, and we may not be able to complete it successfully. In addition to risks related to open source license requirements, use of certain open source software may pose greater risks than use of third-party commercial software, since open source licensors generally do not provide warranties or controls on the origin of software. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could adversely affect our business, financial condition, and results of operations.

Our ability to acquire and maintain licenses to intellectual property may affect our business, financial condition, and results of operations. Competition for these licenses may make them more expensive and increase our costs.

From time to time, we also acquire rights to third-party intellectual property. Proprietary licenses may limit our use of intellectual property to specific uses and for specific time periods, require time and attention of licensors in providing guidance and related approvals, and include other contractual obligations with which we must comply. Additionally, competition for these licenses is intense and often results in increased advances, minimum payment guarantees, and royalties to the licensor, and as such we may be unable to identify suitable licensing targets or complete licensing arrangements. If we are unable to obtain and remain in compliance with the terms of these licenses or obtain additional licenses on reasonable economic terms, our business and results of operations could be adversely affected. Further, if the mix of the games we publish shifts toward mobile games in which we use licensed intellectual property, or if we develop additional apps that require licensing of third-party intellectual property, our overall margins may be reduced due to royalty obligations.

In addition, many of our apps are built on proprietary source code of third parties, such as Unity Software. Unity Software offers certain solutions that may compete with our offerings. If we are unable to renew licenses to proprietary source code underlying our mobile games, or the terms and conditions of these licenses change at the time of renewal, our business, financial condition, and results of operations could be adversely affected. We rely on third parties, including Unity Software, to maintain versions of their proprietary engines that allow us to distribute our mobile games on multiple platforms. If a third party from whom we license source code discontinues support for one or more of these platforms, our business, financial condition, and results of operations could be adversely affected.

Risks Related to the Pending Merger with Siyata Mobile Inc.

The consummation of the Merger is subject to the closing conditions contained in the Merger Agreement and the Merger could be delayed or may never occur.

The consummation of the Merger is subject to the closing conditions contained in the Merger Agreement and the Merger could be delayed or may never occur. Accordingly, any common shares of the Company (“Siyata Mobile Common Shares”) offered and purchased (including newly issued Siyata Mobile Common Shares sold under Siyata Mobile’s equity line of credit program or through other capital raising activities) following the announcement of the Merger but prior to the closing of the Merger is an investment in the Company. The closing conditions that must be satisfied or waived before the closing of the Merger can occur are specified in the Merger Agreement and include: (i) the representations and warranties of Siyata Mobile and Core Gaming being true and correct subject to the materiality standards contained in the Merger Agreement; (ii) material compliance by the parties of their respective pre-closing covenants and agreements, subject to the standards contained in the Merger Agreement; (iii) the absence of any Company Material Adverse Effect (as defined in the Merger Agreement) with respect to Core Gaming since the effective date of the Merger Agreement that is continuing; (iv) the absence of any Purchaser Material Adverse Effect (as defined in the Merger Agreement) with respect to Siyata Mobile since the effective date of the Merger Agreement that is continuing; (v) the receipt of all approvals from any governmental authority necessary to consummate the Merger; (vi) that no governmental authority of competent jurisdiction shall have enacted any law or order in effect at the time of the closing that has the effect of making illegal or otherwise prohibiting consummation of the transactions contemplated by the Merger Agreement; (vii) the entry into certain ancillary agreements as of the closing; (viii) the approval of the Company’s initial listing application in connection with the transactions contemplated by the Merger Agreement and the Siyata Mobile Common Shares being approved for listing on Nasdaq; and (ix) the receipt of certain closing deliverables. Siyata Mobile and Core Gaming may not satisfy all of the closing conditions in the Merger Agreement. If the closing conditions are not satisfied or waived, the Merger will not occur, or will be delayed pending later satisfaction or waiver, which could have a material adverse effect on the Company’s business, results of operations, cash flows and financial position.

Further, the issuance of new Siyata Mobile Common Shares following announcement of the Merger Agreement, including through the Company’s equity line of credit program or other capital raises, will not increase the aggregate ownership percentage of the current shareholders of Siyata Mobile (“Siyata Mobile Shareholders”), and will dilute the ownership percentage that each Siyata Mobile Shareholder currently holds/owns in Siyata Mobile.

Siyata Mobile and Core Gaming will incur significant transaction and transition costs in connection with the Merger.

Siyata Mobile and Core Gaming have both incurred and expect to incur significant, non-recurring costs in connection with consummating the Merger, including legal, accounting, consulting, investment banking and other fees, expenses and costs. In addition, Siyata Mobile will continue to incur significant costs operating as a public company following the consummation of the Merger and may also incur additional costs to retain key employees. Generally, transaction expenses incurred in connection with the Merger will be paid by the party incurring those expenses (unless the Merger is consummated, in which case Siyata Mobile will pay all such expenses), and many of those expenses might not be paid until after the closing of the Merger. Accordingly, these expenses could result in Siyata Mobile having less money following the closing to spend on other aspects of its business, particularly if the actual expenses turn out to be higher than anticipated.

Legal proceedings in connection with the Merger, the outcomes of which are uncertain, could delay or prevent the completion of the business combination.

In connection with transactions like the Merger, it is not uncommon for lawsuits to be filed against the parties and/or their respective directors and officers alleging, among other things, that their disclosures related to the transaction contain false and misleading statements and/or omits material information concerning the transaction. Although no such lawsuits have yet been filed in connection with the Merger, it is possible that such actions may arise and, if they do arise, to seek, among other things, injunctive relief and an award of attorneys’ fees and expenses. Defending such lawsuits could require Siyata Mobile and Core Gaming to incur significant costs and draw the attention of Siyata Mobile’s and Core Gaming’s management teams away from the consummation of the Merger and the management of their respective businesses. Further, the defense or settlement of any lawsuit or claim that remains unresolved at the time the Merger is consummated may adversely affect Siyata Mobile’s business, financial condition, results of operations and cash flows. Such legal proceedings could delay or prevent the Merger from being consummated within the expected timeframe.

The announcement of the Merger could disrupt Core Gaming’s relationships with its customers, suppliers, business partners and others, as well as its operating results and business generally.

Risks relating to the announcement of the Merger on Core Gaming’s business include the following:

●	its employees may experience uncertainty about their future roles, which might adversely affect Core Gaming’s ability to retain and hire key personnel and other employees;

●	customers, suppliers, business partners and other parties with which Core Gaming maintains business relationships may experience uncertainty about its future and seek alternative relationships with third parties, seek to alter their business relationships with Core Gaming or fail to extend an existing relationship with Core Gaming; and

●	Core Gaming has expended and will continue to expend significant costs, fees and expenses for professional services and transaction costs in connection with the Merger.

If any of the aforementioned risks were to materialize, they could lead to significant costs which may impact Siyata Mobile’s results of operations and cash available to fund its business.

After the Merger, Siyata Mobile may be exposed to unknown or contingent liabilities and may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and share price.

It is possible that the due diligence conducted in relation to Core Gaming and Siyata Mobile and their respective businesses has not identified all of the material issues or risks associated with Core Gaming and Siyata Mobile or the industries in which they compete.

Furthermore, factors outside of the parties’ control could arise later. As a result of these factors, Siyata Mobile may be exposed to liabilities and incur additional costs and expenses and be forced to later write-down or write-off assets, restructure operations, or incur impairment or other charges that could result in losses. Even if the due diligence has identified certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with the parties’ preliminary risk analysis. If any of these risks materialize, this could have a material adverse effect on the Siyata Mobile’s financial condition and results of operations and could contribute to negative market perceptions about Siyata Mobile’s securities.

Due to potential fluctuations in the market value of Siyata Mobile Common Shares Core Gaming Shareholders cannot be sure of the market value of the consideration that they will receive in the Merger.

The current shareholders of Core Gaming (the “Core Gaming Shareholders”) and the Siyata Mobile Shareholders are expected to own, immediately following consummation of the Merger, approximately 90% and 10%, respectively, of Siyata Mobile.

Changes in the price of the Siyata Mobile Common Shares may result from a variety of factors, including, among others, changes in Siyata Mobile’s business, operations or prospects, regulatory considerations, governmental actions, legal proceedings and general business, market, industry, political or economic conditions. Many of these factors are beyond Siyata Mobile’s control. As a result, the aggregate market value of the Siyata Mobile Common Shares that a Core Gaming Shareholder is entitled to receive at the closing of the Merger could vary significantly from the value of the equivalent Siyata Mobile Common Shares on the date of the Merger Agreement, the date of this report or at other times, and Core Gaming Shareholders will neither know nor be able to calculate the value of the Siyata Mobile Common Shares that they would receive upon the closing.

If the Merger is not completed by December 31, 2025, either Siyata Mobile or Core Gaming may have the right to terminate the Merger Agreement.

If the conditions to the obligations of Core Gaming and Siyata Mobile to consummate the Merger Agreement are not satisfied or waived (if applicable) by December 31, 2025, either Siyata Mobile or Core Gaming may have the right to terminate the Merger Agreement. Siyata Mobile or Core Gaming may elect to terminate the Merger in certain other circumstances, and Siyata Mobile and Core Gaming can mutually decide to terminate the Merger Agreement at any time prior to the Merger Effective Time.

The Merger Agreement contains restrictions on the ability of Core Gaming and Siyata Mobile to pursue alternatives to the Merger.

The Merger Agreement contains provisions that may discourage a third party from submitting a competing business combination proposal that might result in greater value to the Core Gaming Shareholders or the Siyata Mobile Shareholders than the Merger. These provisions include, among others, a general prohibition on Core Gaming and Siyata Mobile from soliciting or entering into discussions with any third party regarding, among other things, any business combination proposal, during the period between the signing of the Merger Agreement and the closing of the Merger.

It is unlikely that Siyata Mobile Shareholders will be afforded any opportunity to evaluate or approve the Merger.

It is unlikely that Siyata Mobile Shareholders will be afforded the opportunity to evaluate and approve the Merger. In most cases, business combinations like the Merger do not require shareholder approval under applicable law, and Siyata Mobile’s articles of incorporation and bylaws do not afford its shareholders with the right to approve such a transaction. Accordingly, Siyata Mobile Shareholders will be relying almost exclusively on the judgement of Siyata Mobile’s board of directors and management and any persons on whom they may rely with respect to the Merger.

Siyata Mobile may experience difficulties in integrating the operations of Core Gaming into its current business and in realizing the expected benefits of the Merger.

The success of the Merger depends in part on Siyata Mobile’s ability to realize the anticipated business opportunities from combining the operations of Core Gaming with its business in an efficient and effective manner. The integration process could take longer than anticipated and could result in the loss of key employees, the disruption of each company’s ongoing businesses, tax costs or inefficiencies, or inconsistencies in standards, controls, information technology systems, procedures and policies, any of which could adversely affect its ability to maintain relationships with customers, employees or other third parties, or its ability to achieve the anticipated benefits of the Core Gaming acquisition, and could harm its financial performance. If Siyata Mobile is unable to successfully or timely integrate the operations of Core Gaming with its business, it may incur unanticipated liabilities and be unable to realize the anticipated benefits resulting from the Core Gaming acquisition, and its business, results of operations and financial condition could be materially and adversely affected.

Siyata Mobile could face a variety of risks as it expands into Core Gaming’s new businesses and/or makes certain investments or acquisitions.

Siyata Mobile is entering into a new businesses as it enters into the Merger with Core Gaming. Given that Siyata Mobile is entering into a new industry and business in which it has not had any prior experience, risks of this expansion may include, among other risks: unanticipated liabilities or contingencies including counter-party risks such as inadvertent breaches or collection difficulties; potential diversion of management’s attention and other resources, including available cash, from our existing businesses; loss on investments due to poor performance by the Core Gaming’s business; inability to integrate the new business successfully; revaluations of debt and equity investments as well as market, credit and interest-rate risks (any of which could result in impairment charges and other costs); competition from other companies with more experience in such business; loss of current business and projections; and possible additional regulatory requirements and compliance costs, all of which could affect Siyata Mobile’s business, financial condition and operating results.

If we complete an enter into the Merger, it may disrupt or have a negative impact on Siyata Mobile’s current business.

If Siyata Mobile completes the Merger, it could have difficulty integrating Core Gaming’s assets, personnel and operations with its own. Additionally, the Merger is and will result in a change of control of the Company, and a change in the board of directors and key officers of the Company. In addition, the key personnel of the Core Gaming and Siyata Mobile itself may/may not be willing to work for Siyata Mobile. Further, Siyata Mobile cannot predict the effect that the expansion may have on its current business. Regardless of whether Siyata Mobile and Core Gaming are successful in completing the Merger, preparing for its completion and the integration of their companies could disrupt their ongoing business, distract their management and employees and increase their expenses.

Siyata Mobile’s business could be severely impaired if and to the extent that it is unable to succeed in addressing any of these risks or other problems encountered in connection with the Merger, many of which cannot be presently identified.

Termination of the Merger Agreement could negatively impact Siyata Mobile and Core Gaming.

If the Merger is not completed for any reason, including as a result of the Core Gaming Shareholders declining to approve the Merger Agreement or any other matters required to effect the Merger, the ongoing businesses of Siyata Mobile and Core Gaming may be adversely impacted and, without realizing any of the anticipated benefits of completing the Merger, Siyata Mobile and Core Gaming would be subject to a number of risks, including the following:

●	Siyata Mobile may experience negative reactions from the financial markets, including negative impacts on Siyata Mobile’s share price (including to the extent that the current market price reflects a market assumption that the Merger will be completed);

●	Core Gaming may experience negative reactions from its customers, vendors and employees;

●	Siyata Mobile and Core Gaming will have incurred substantial expenses and will be required to pay certain costs relating to the Merger whether or not the Business Combination is completed, with respect to Siyata Mobile, and if the Merger is not completed, with respect to Core Gaming; and

●	since the Merger Agreement restricts the conduct of Siyata Mobile’s and Core Gaming’s businesses prior to completion of the Merger, each of Siyata Mobile and Core Gaming may not have been able to take certain actions during the pendency of the Merger that would have benefitted it as an independent company, and the opportunity to take such actions may no longer be available.

If the Merger is consummated, Siyata Mobile Shareholders will experience immediate and material dilution.

Following consummation of the Merger, the Siyata Mobile Shareholders will own approximately 10% of the outstanding Siyata Mobile Common Shares and the Core Gaming Shareholders will own approximately 90% (inclusive of shares to be distributed to advisors) of the outstanding Siyata Mobile Common Shares immediately following the effective time of the Merger. As such, the Siyata Mobile Shareholders will experience immediate and material dilution upon closing of the Merger.

Siyata Mobile’s ability to be successful following the Merger will depend upon the efforts of Core Gaming’s officers and the loss of such persons could negatively impact the operations and profitability of the post-Merger business.

Siyata Mobile’s ability to be successful following the Merger will be dependent upon the efforts of the certain key personnel of Core Gaming. Although the parties expect key personnel to remain with Siyata Mobile following the Merger, there can be no assurance that they will do so. It is possible that Core Gaming will lose some key personnel, the loss of which could negatively impact Siyata Mobile’s operations and profitability. Furthermore, following the closing of the Merger, certain of the key personnel of Core Gaming may be unfamiliar with the requirements of operating a company regulated by the SEC, which could cause Siyata Mobile to have to expend time and resources helping them become familiar with such requirements.

Risks Related to U.S. Federal Income Taxation of the Merger

If Siyata Mobile is a passive foreign investment company for United States federal income tax purposes for any taxable year, U.S. holders of Siyata Mobile Common Shares could be subject to adverse United States federal income tax consequences.

If Siyata Mobile is or becomes a “passive foreign investment company,” or a PFIC, within the meaning of Section 1297 of the Code for any taxable year during which a U.S. holder holds Siyata Mobile Common Shares, certain adverse U.S. federal income tax consequences may apply to such U.S. holders. A non-U.S. corporation, such as Siyata Mobile, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year in which, after applying certain look-through rules, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. Core Gaming does not believe that Siyata Mobile will be treated as a PFIC for its current taxable year and does not expect to become one in the near future. However, PFIC status depends on the composition of a company’s income and assets and the fair market value of its assets from time to time, as well as on the application of complex statutory and regulatory rules that are subject to potentially varying or changing interpretations.

If Siyata Mobile determines that it is a PFIC for any taxable year, Siyata Mobile will endeavor to provide, and will endeavor to cause its non-U.S. subsidiaries that are PFICs, to provide, U.S. holders with tax information necessary to enable a U.S. holder to make a qualified electing fund (QEF) election with respect to Siyata Mobile and its non-U.S. subsidiaries.

If Siyata Mobile is treated as a PFIC, a U.S. holder of Siyata Mobile Common Shares may be subject to adverse U.S. federal income tax consequences, such as taxation at the highest marginal ordinary income tax rates on capital gains and on certain actual or deemed distributions, interest charges on certain taxes treated as deferred, and additional reporting requirements. U.S. holders of Siyata Mobile Common Shares should consult with their tax advisors regarding the potential application of these rules.

Management’s Discussion and Analysis of
Core Gaming’s Financial Condition and Results of Operation

You should read the following discussion of Core Gaming’s financial condition and results of operations in conjunction with the financial statements and the notes included elsewhere in this Exhibit 99.1. The following discussion contains forward-looking statements that involve certain developments, risks and uncertainties. Actual outcomes could differ materially from those expressed in or anticipated by such forward-looking statements. Factors that could contribute to these differences include those discussed below and elsewhere in this Exhibit 99.1, particularly under “Risk Factors.” This discussion should be read in conjunction with Newbyera’s audited consolidated financial statements for the years ended December 31, 2023 and 2022 and the related notes thereto, included below. All dollar amounts referred to in this discussion and analysis are expressed in United States dollars except where indicated otherwise. References in this section to “we,” “our,” “us,” “Core Gaming” and the “Company” generally refer to Core Gaming, Inc. and its consolidated subsidiary, Newbyera.

Business Overview

Core Gaming is a U.S. domiciled mobile gaming developer and publisher. Core Gaming was formed and acquired its sole operating subsidiary, Newbyera, in 2024. This discussion is based primarily on Newbyera’s operations for the years ended December 31, 2023 and 2022.

Core Gaming publishes mobile games that it develops itself, that it co-develops with others, or that are developed by third parties. In all three cases, it earns revenue primarily from serving ads in those games, which it shares with the other parties in the case of games that are co-developed or developed by third parties. Core Gaming’s expertise in publishing (including promotion) and monetization (through the serving of ads) attracts developers to partner with us and helps us scale our business more quickly.

Through its operating subsidiary, Core Gaming reaches over 40 million active users worldwide every month. Core Gaming’s apps have over 600 million downloads.

Key Components of Results of Operations

We collect and analyze operating and financial data to evaluate the health of our business, allocate our resources, and assess our performance. We believe that the following metrics and measures, which are considered in additional detail in our Results of Operations discussion, are useful to facilitate period-to-period comparisons of our business and to facilitate comparisons of our performance to that of similar companies.

Revenue

During the years ended December 1, 2023 and 2022, and the six months ended June 30, 2024 and 2023, our revenue consisted entirely of advertisement publishing fees from various advertisement platforms, such as Applovin and Google. We display advertisements from these platforms by integrating the platforms into our games and earn fees based on various metrics, such as impressions (the number of times an ad is displayed), clicks, and user downloads.

Cost of Providing Services

Cost of providing services consists of the costs directly related to the delivery of our services, primarily advertisement promotion fees paid to various platforms and agencies to promote our mobile games to end users, and technology service costs, which consists of the amounts that we pay to game developers as part of our fee and revenue-sharing arrangements when we co-develop games with them.

Other Operating Expenses

Expenses that are not directly related to delivering our product and service offerings and therefore are not included in “cost of providing services” include general and administrative expenses, net impairment losses on financial and contract assets, other income and expenses, and net foreign gain or loss.

General and administrative expenses consist primarily of the administrative service fees paid to Moremo for back office services such as bookkeeping and rent, as well as certain technology services, pursuant to an Outsourcing Service Contract dated as of April 30, 2021, between Newbyera and Moremo, pursuant to which Moremo provides integrated services including financial management (general ledger, accounts payable, payroll), legal support, procurement, human resources administration, and technical assistance to Moremo. The Outsourcing Services Contact has a term of five years ending on April 30, 2026, unless terminated earlier in accordance with its provisions, and may be extended by the parties mutual written consent. We paid Moremo ¥2,032,500.29 (approximately $282,291.71) and ¥2,360,245.00 (approximately $327,811.81), respectively, during the years ended December 31, 2024 and 2023 for financial, legal, human resources, and technical services under the outsourcing service contact.

Net impairment losses on financial and contract assets is provision for doubtful accounts receivable. The Company considers the probability of default upon initial recognition of assets, and whether there has been a significant increase in credit risk, on an ongoing basis throughout each reporting period.

Other income (expenses) consists of investment income from short-term investments and other miscellaneous income.

We do not consider other income (expenses), or foreign/gain loss, which relates to gains or losses resulting from changes in foreign currency exchange rates, to be indicative of the state of our business or operations and do not consider either of these items material to an evaluation of our overall financial condition.

Results of Operations for the Years Ended December 31, 2023 and 2022

The following table sets forth the Company’s consolidated statements of operations for the years ended December 31, 2023 and 2022:

	2023	2022	$ Change	% Change

Revenue	57,001,647	38,948,277	18,053,370	46%
Cost of providing services	(55,748,651)	(37,759,845)	17,988,806	48%
Gross profit	1,252,996	1,188,432	64,564	5%

General and administrative expenses	(931,882)	(932,087)	205	0%
Net impairment losses on financial and contract assets	(329,525)	(398,598)	(69,073)	-17%
Other income	215,906	2	215,904	–%
Foreign gain/(loss) - net	43,111	183,840	(140,729)	-77%
Operating (loss)/profit	250,606	41,589	209,017	503%

Interest income	13,543	2,587	10,956	424%
Finance cost	(9,994)	(23,339)	(13,345)	-57%
Finance cost - net	3,549	(20,752)	(24,301)	-117%

Profit before income tax	254,155	20,837	233,318	1,120%

Income tax expenses	(20,968)	(1,993)	18,975	952%

Profit for the period	233,187	18,844	214,343	1,137%

Revenue

Revenue increased $18.1 million, or 46.4%, to $57.0 million for the year ended December 31, 2023 compared to $38.9 million for the year ended December 31, 2022. This increase was primarily a result of higher advertisement fees earned from the greater number of games that we published in 2023. In 2023, we leveraged more co-developed games which helped us to publish more games more quickly, providing additional vehicles for the display of ads.

Cost of Providing Services

The following table sets forth the components of our cost of providing services for each of the years ended December 31, 2023 and 2022:

	Year Ended December 31,
	2023	2022	$ Change	% Change
Advertisement promotion cost	42,547.343	32,299,464	10,247,879	31.7%
Technology service cost	12,808,908	5,141,115	7,667,793	149.1%
Others	361,400	319,266	42,134	13.2%
Total cost of providing services	$55,748,651	37,759,845	17,988,806	47.6%

Cost of providing services increased $18.0 million, or 47.6%, for the year ended December 31, 2023 compared to the year ended December 31, 2022. The primary driver for this increase was the growth in revenue year-over-year, although cost as a percentage of revenue rose slightly, from 96.9% to 97.8%, primarily due to the greater proportion of co-developed games as we scaled up our operations. This led to a significant increase in technology service cost, which was partially offset by lower advertisement promotion cost as we leveraged our BI platform to improve the efficiency and effectiveness of our promotional activities.

General and Administrative Expenses

General and administrative expenses were steady, at $932 thousand, for each of the years ended December 31, 2023 and 2022. Our focus on efficiency avoided a material rise in the administrative support service fees we paid to Moremo, even as we scaled up our operations and increased our revenue.

Other Income (Expenses)

The following table sets forth the components of our other income for the years ended December 31, 2023 and 2022:

	Year Ended December 31,
	2023	2022	$ Change	% Change
Investment income	200,920	-	200,920	–%
Others	14,986	2	14,984	–%
Total other income	$215,906	2	215,904	–%

We had other income of $216 thousand for the year ended December 31, 2023 compared to $2 for the year ended December 31, 2022, primarily as a result of investment income in 2023 from the Company’s cash management activities, with the Company deciding to hold cash in more productive short-term investments such as short-term fixed deposits. There were no such investment needs in 2022, given our lower cash balances.

Income Tax Expense

Income tax expense was $21 thousand and $2 thousand, respectively, for the years ended December 31, 2023 and 2022. This increase was primarily due to our higher profit before income tax, which was $254 thousand for the year ended December 31, 2023, compared to $21 thousand for the year ended December 31, 2022, with the higher profit largely driven by the higher amount of other income for 2023 compared to 2022, as discussed above.

Cash Flows

The following tables summarize our cash flows for the years ended December 31, 2023 and 2022:

	Year Ended December 31,
	2023	2022
Net cash provided by operating activities	$1,832,101	253,796
Net cash provided by/used in investing activities	--	--
Net cash provided by financing activities	2,833,697	--
Net increase in cash	$4,665,798	253,796

Cash Flows from Operating Activities

Net cash provided by operating activities was $1.8 million and $254 thousand, respectively, for the years ended December 31, 2023 and 2022. The primary reasons for the cash provided by operations during 2023 was a $3.9 million decrease in accounts receivable, offset by a $4.7 million increase in accounts payable and accrued liabilities. The primary reasons for the cash provided from operations during 2022 was a $1.4 million decrease in accounts receivable, offset by a $1.2 million increase in accounts payable and accrued liabilities.

Cash Flows from Financing Activities

Net cash provided by financing activities for the year ended December 31, 2023, consisted entirely of a capital contribution from our shareholder, with the shareholder paying up the capital for its original investment made in 2022. We had no cash provided by financing activities in 2022.

Results of Operations for the Six Months Ended June 30, 2024 and 2023

The following table sets forth the Company’s consolidated statements of operations for the six months ended June 30, 2024 and 2023:

	For the Six Months Ended
	June 30, 2024	June 30, 2023	$ Change	% Change

Revenue	35,016,410	25,290,443	9,725,967	38%
Cost of providing services	(34,511,302)	(24,363,831)	10,147,471	42%
Gross profit	505,108	926,612	(421,504)	-45%

General and administrative expenses	(528,654)	(432,866)	95,788	22%
Net impairment losses on financial and contract assets	(86,066)	(163,390)	(77,324)	-47%
Other income	299,291	7,611	291,680	3832%
Foreign exchange gain - net	32,552	257,681	(225,129)	-87%
Operating (loss)/profit	222,231	595,648	(373,417)	-63%

Interest income	4,248	10,314	(6,066)	-59%
Finance cost	(9,108)	(4,530)	4,578	101%
Finance cost - net	(4,860)	5,784	(10,644)	-184%

Profit before income tax	217,371	601,432	(384,061)	-64%

Income tax expenses	(17,933)	(77,938)	(60,005)	-77%

Profit for the period	199,438	523,494	(324,056)	-62%

Revenue

Revenue increased $9.7 million, or 38%, to $35.0 million for the six months ended June 30, 2024 compared to $25.3 million for the six months ended June 30, 2023. This increase was primarily a result of higher advertisement fees earned from the greater number of games that we published in 2024. Starting in 2023, we leveraged more co-developed games which helped us to publish more games more quickly, providing additional vehicles for the display of ads.

Cost of Providing Services

The following table sets forth the components of our cost of providing services for each of the six months ended June 30, 2024 and 2023:

	Six Months Ended June 30,
	2024	2023	$ Change	% Change
Advertisement promotion cost	24,083,693	19,898,084	4,185,609	21.0%
Technology service cost	10,226,588	4,267,049	5,959,539	139.7%
Others	201,021	198,698	2,323	1.2%
Total cost of providing services	34,511,302	24,363,831	10,147,471	41.6%

Cost of providing services increased $10.1 million, or 41.6%, for the six months ended June 30, 2024 compared to the six months ended June 30, 2023. The primary driver for this increase was the growth in revenue period-over-period, although cost as a percentage of revenue rose slightly, from 96.3% to 98.6%, primarily due to the greater proportion of co-developed games as we scaled up our operations.  This led to a significant increase in technology service cost, which was partially offset by lower advertisement promotion cost as we leveraged our BI platform to improve the efficiency and effectiveness of our promotional activities.

General and Administrative Expenses

General and administrative expenses increased $95 thousand, or 22.1%, for the six months ended June 30, 2024 compared to the six months ended June 30, 2023, because alongside slightly higher administrative staff costs as we increased our revenue, we incurred legal and other professional consulting service fees in relation to the acquisition of Newbyera by Core Gaming and the Merger.

Other Income (Expenses)

We had other income of $299 thousand for the six months ended June 30, 2024 compared to $8 thousand for the six months ended June 30, 2022, in each case consisting solely of investment income from the Company’s cash management activities. The increase during the six months ended June 30, 2024 compared to the same period of 2024 resulted from the Company deciding to hold cash in more productive short-term investments such as short-term fixed deposits. We had fewer such investment needs during the six months ended June 30, 2024 than in the first half of 2023, given our lower cash balances.

Income Tax Expense

Income tax expense was $18 thousand and $78 thousand, respectively, for the six months ended June 30, 2024 and 2023. This decrease was primarily due to our lower profit before income tax during the 2024 period, which was $217 thousand for the six months ended June 30, 2024, compared to $601 thousand for the six months ended June 30, 2023, with the lower profit largely caused by lower gross profit and lower foreign currency exchange gain.

Liquidity and Capital Resources

As of June 30, 2024, we had cash and cash equivalents of $14.5 million, which consisted of cash in banks and highly liquid investments with original maturities of three months or less. Historically, we have funded our operations, including capital expenditures, primarily through cash flow from operating activities and borrowings from related parties. We believe that our existing cash and cash equivalents, the cash generated from operations, and the continuing availability of loans from related parties will be sufficient to fund our operations and capital expenditure requirements for at least the next 12 months. We intend, however, to continue to make significant investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new games and features or enhance our existing games, improve our operating infrastructure, or acquire complementary businesses, personnel or technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds or we may decide to do so opportunistically.

Critical Accounting Estimates

In preparing the financial statements, the Company makes estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. The key area requiring the use of judgment and estimates is the assessment of credit risk and the determination of expected credit losses (“ECL”) on financial assets.

The Company applies the expected credit loss model under IFRS 9 to measure impairment losses on financial assets measured at amortized cost, including accounts receivable and other receivables. The ECL model incorporates forward-looking information, historical credit loss experience, and management’s assessment of the current and expected future economic environment. The provision for expected credit losses is recognized as an expense in the statement of operations and comprehensive income and reduces the carrying amount of financial assets. Changes in estimates may result in volatility in reported earnings and financial position.

Management believes that the methodologies and assumptions applied in determining the ECL are reasonable and reflect the best available information. However, actual credit losses may differ from estimates due to unforeseen economic developments or counterparty-specific factors.

Newbyera Technology Limited

Financial Statements

Index to audited financial statements

December 31, 2023 and 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Newbyera Technology Limited

OPINION ON THE FINANCIAL STATEMENTS

We have audited the accompanying consolidated balance sheets of Newbyera Technology Limited (the “Company”) as of December 31, 2023 and 2022, and the related statements of operations and comprehensive loss, changes in equity and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

BASIS FOR OPINION

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and International Standards on Auditing (ISAs). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

SUBSTANTIAL DOUBT ABOUT THE COMPANY’S ABILITY TO CONTINUE AS A GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s operating losses raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

CRITICAL AUDIT MATTERS

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Bush & Associates CPA LLC

We have served as the Company’s auditor since 2024.

Henderson, Nevada

January 1, 2025

PCAOB ID Number 6797

Newbyera Technology Limited

Financial Statements

Preparation of the Financial Statements of Newbyera Technology Limited

These are the audited financial statements of Newbyera Technology Limited. The management of Newbyera Technology have prepared these financial statements in good faith and believe them to be in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee (IFRS IC) applicable to companies reporting under IFRS. They do not include all of the information and footnotes required by IFRS for complete financial statements. Newbyera Technology’s management believes that these financial statements reflect all adjustments, consisting of normal recurring adjustments, considered necessary for a fair statement of Newbyera Technology’s financial position and the results of its operations for the periods presented.

Newbyera Technology Limited

Balance Sheets

As of December 31, 2023 and 2022

(Expressed in United States Dollars, except number of shares)

	December 31,
	2023	2022
ASSETS
Current assets
Prepayments, net	76,499	374,440
Other receivables, net	94,821	3,692
Accounts receivable, net	9,278,318	5,398,893
Cash and cash equivalents	5,457,860	792,062
Total current assets	14,907,498	6,569,087

Total assets	14,907,498	6,569,087

LIABILITIES AND EQUITY
Current liabilities
Account and other payables	9,005,281	4,329,740
Taxes Payable	22,754	1,925
Amounts due to related parties	2,916,642	2,217,098
Total current liabilities	11,944,677	6,548,763

Total liabilities	11,944,677	6,548,763

Equity
Share capital	2,833,697	-
Other reserves	(125,213)	(826)
Retained earnings	254,337	21,150
Total Equity	2,962,821	20,324

Total liabilities and equity	14,907,498	6,569,087

The accompanying notes are an integral part of these financial statements.

Newbyera Technology Limited

Statements of Operation and Comprehensive Income

For the Years Ended December 31, 2023 and 2022

(Expressed in United States Dollars)

	2023	2022

Revenue	57,001,647	38,948,277
Cost of providing services	(55,748,651)	(37,759,845)
Gross profit	1,252,996	1,188,432

General and administrative expenses	(931,882)	(932,087)
Net impairment losses on financial and contract assets	(329,525)	(398,598)
Other income	215,906	2
Foreign gain - net	43,111	183,840
Operating profit	250,606	41,589

Interest income	13,543	2,587
Finance cost	(9,994)	(23,339)
Finance cost - net	3,549	(20,752)

Profit before income tax	254,155	20,837

Income tax expenses	(20,968)	(1,993)

Profit for the period	233,187	18,844

Other comprehensive losses	(124,387)	(845)

Total comprehensive income	108,800	17,999

The accompanying notes are an integral part of these financial statements.

Newbyera Technology Limited

Statements of Changes in Equity

For the Years Ended December 31, 2023 and 2022

(Expressed in United States Dollars)

	Share capital	Retained Earnings	Other Reserves Foreign currency translation	Total Equity
Balance as of January 1, 2022	-	2,306	19	2,325
Net income	-	18,844	-	18,844
Foreign currency translation loss	-	-	(845)	(845)
Balance as of December 31, 2022	-	21,150	(826)	20,324

Capital contribution	2,833,697	-	-	2,833,697
Net income	-	233,187	-	233,187
Foreign currency translation loss	-	-	(124,387)	(124,387)
Balance as of December 31, 2023	2,833,697	254,337	-125,213	2,962,821

The accompanying notes are an integral part of these financial statements.

Newbyera Technology Limited

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2023 and 2022

(Expressed in United States Dollars)

	2023	2022
Profit before tax	254,155	20,837
Adjustments for
Interest income - net	(229,449)	(2,589)
Net exchange difference	(124,526)	(913)
Changes in operating assets and liabilities:
Accounts receivable	(3,879,425)	(1,449,341)
Prepayment	297,941	(326,442)
Other receivables	(91,129)	(1,283)
Accounts payable and accrued liabilities	4,675,541	1,179,654
Amounts due to related parties	699,544	831,284
Cash flow from operation	1,602,652	251,207
Interest received	229,449	2,589
NET CASH INFLOW FROM OPERATING ACTIVITIES	1,832,101	253,796

CASH USED FOR INVESTING ACTIVITIES	-	-

CASH FLOW FROM FINANCING ACTIVITIES
Capital contribution from shareholders	2,833,697	-
NET CASH INFLOW FROM FINANCING ACTIVITIES	2,833,697	-

NET INCREASE IN CASH	4,665,798	253,796
Cash and Cash Equivalent at beginning of the period	792,062	538,266
Cash and Cash Equivalent at end of the period	5,457,860	792,062

The accompanying notes are an integral part of these financial statements.

Newbyera Technology Limited

Notes to the Financial Statements

(Expressed in United States Dollars)

1.	Organization Overview

Newbyera Technology Limited (“Newbyera” or the “Company”) was formed in Hong Kong and began operations on April 28, 2021. The Company provides comprehensive performance-based marketing technology services. The Company’s business includes developing hyper-casual mobile games and publishing via various advertising platforms and agencies as advertising intermedia for customers.

2.	Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The accompanying audited financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee (IFRS IC) applicable to companies reporting under IFRS.

The financial statements have been prepared on a historical cost basis.

New and amended standards adopted by the group

The Company has applied the following standards and amendments for the first time for its annual reporting period commencing 1 January 2023:

●	Definition of Accounting Estimates – amendments to IAS 8

●	Disclosure of Accounting Policies – Amendments to IAS 1 and IFRS Practice Statement 2

The amendments listed above did not have any material impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.

New standards and interpretations not yet adopted

Certain amendments to accounting standards have been published that are not mandatory for December 31, 2023 reporting periods and have not been early adopted by the company. These amendments are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

Summary of Significant Accounting Policies

Segment reporting: The Company reports financial information and evaluates its operations by total revenues and not by type of business activity. The Company does not use discrete financial information to evaluate the operating results for each such business activity. Although revenue can be identified for each business activity, management cannot and does not identify expenses, profitability, or other financial information for these various types of business activities. As a result, management, including the chief operating decision maker reviews operating results by total profitability, thus the Company has determined that it operates under one reportable segment. Furthermore, the disclosure of geographical information is impracticable.

Foreign Currency Translation: The Company translates the financial statements into U.S. dollars from its functional currencies. Assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the consolidated balance sheet dates. Revenues and expenses are translated at the average exchange rates prevailing during the period. Unrealized gains or losses arising from currency translation are included in other comprehensive income/(loss).

Revenue and Account Receivables: The Company generates its income through in-game advertising from advertising platforms and agencies. Revenues are recognized at the point-in-time the advertisements are displayed in the game or the services has been completed as the customer simultaneously receives and consumes the benefits provided from these services.

Account and Related Party Payables: Accounts Payable primarily consist of amounts due to advertising platforms and agencies for marketing services, as well as game development fees owed to third-party game suppliers. These payables are typically settled within the standard payment terms contracted with the respective suppliers.

Related Party Payables represent amounts due to related parties for advertisement publishing services and technical consulting support provided to the Company. In addition, the related parties offer administrative support services under standard contractual terms.

Neither accounts payable nor related party payables bear interest.

Cash and Cash Equivalents: Cash consists of cash in banks. The Company considers highly liquid investments such as time deposits and certificates of deposit with original maturities of three months or less to be cash equivalents.

Income Taxes: In determining provisions for income taxes, the Company uses the annual estimated effective tax rate applied to the actual year-to-date income. The Company’s annual estimated effective tax rate differs from the statutory rate primarily as a result of non-deductible expenses and nontaxable gains.

3.	Significant accounting judgements and estimates

The preparation of the Company’s financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of each reporting period. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in the future periods.

4.	Fair value measurements

The fair values of applicable assets and liabilities, are determined and categorized using a fair value hierarchy as follows:

(a) Level 1 - the fair values of assets and liabilities with standard terms and conditions and which trade in active markets that the Company can access at the measurement date are determined with reference to quoted market prices (unadjusted).

(b) Level 2 - in the absence of quoted market prices, the fair values of the assets and liabilities are determined using the other observable, either directly or indirectly, inputs such as quoted prices for similar assets/liabilities in active markets or included within Level 1, quoted prices for identical or similar assets/liabilities in non-active markets.

(c) Level 3 - in the absence of quoted market prices included within Level 1 and observable inputs included within Level 2, the fair values of the remaining assets and liabilities are determined in accordance with generally accepted pricing models.

Fair value measurements that use inputs of different hierarchy levels are categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The carrying values of cash and cash equivalents, account receivables, other receivables, account and other payables, and payables to related parties are reasonable estimates of their fair value due to the short-term nature of these financial instruments. Cash and cash equivalents are considered Level 1 items as they represent liquid assets with short-term maturities.

5.	Transactions with related parties and shareholders

The transactions with related parties are as follows (in USD):

Transactions with the shareholder:

The Company’s holding company, Moremo Network Limited, provides technical consulting services and administrative services to the Company.

	2023	2022
Technical consulting services	-	49,083
Administrative service outsourcing	838,974	888,064
Total	838,974	937,147

Transactions with related parties under common control:

The related parties under common control provide marketing promotion services and technical consulting support to the Company.

	2023	2022
Technical consulting services	204,418	48,876
Marketing promotion services	2,458,166	-
Total	2,662,584	48,876

Short-term borrowings with related parties:

The Company takes up short-term borrowings from related parties to finance working capital. The short-term borrowings do not bear interest.

	2023	2022
Short-term borrowings	1,583,177	378,221

The payable balances from the related party transactions are included in “Amounts due to related parties” in the accompanying balance sheet as follows:

	December 31
	2023	2022
Amount due to holding company
Administrative service outsourcing	2,114,575	1,298,938
Amount due to other related parties
Marketing promotion services	300,142	305,232
Short-term borrowings	501,925	612,928
Total	2,916,642	2,217,098

6.	Revenue

Revenues for the years ended December 31, 2023 and 2022 consists of the following items:

	December 31,
	2023	2022
Advertisement publishing service	57,001,647	38,948,277

7.	Income tax

	2023	2022
Income tax expense:
Current year	20,968	1,993

The income tax on the results for the financial year differs from the amount of income tax determined by applying the Hong Kong standard rate of income tax due to the following factors:

	2023	2022
Profit before income tax	254,155	20,837
Tax at the applicable tax rate of 16.5% (2022: 16.5%)	41,935	3,438
Tax effect of:
- non-taxable profits	(20,967)	(1,445)
Income tax expense	20,968	1,993

8.	Account and other payables

Account and other payables consist of the following items:

	December 31
	2023	2022
Account payables	8,995,164	4,324,420
Other payables	10,117	5,320
Total	9,005,281	4,329,740

9.	Share Capital

	2023		2022
	Number of ordinary shares	$	Number of ordinary shares	$
Issued and fully paid:
At the beginning and end of the year	-	-	-	-
Issuance of shares during the year	10,000	2,833,697	-	-
At the end of the year	10,000	2,833,697	-	-

The ordinary shares have no par value.

10.	Financial instruments and financial risks

The Company’s activities expose it to a variety of financial risks from its operation. The key financial risk relevant to the Company is credit risk.

The management team reviews and agrees policies and procedures for the management of financial risks. There has been no change to the Company’s exposure to the financial risks or the manner in which it manages and measures the risks.

Credit risk

Credit risk refers to the risk that the counterparty will default on its contractual obligations resulting in a loss to the Company. The Company’s exposure to credit risk arises primarily from trade and other receivables. For other financial assets (including cash and cash equivalents), the Company minimises credit risk by dealing exclusively with high credit rating counterparties.

The Company has adopted a policy of only dealing with creditworthy counterparties. The Company performs ongoing credit evaluation of its counterparties’ financial condition and generally does not require a collateral.

The Company considers the probability of default upon initial recognition of assets and whether there has been a significant increase in credit risk on an ongoing basis throughout each reporting period.

Payment terms are specified in agreements between the Company and the platforms and agencies. The Company generally reconciles with the platforms and agencies at the end of each month for the price of impressions filled in that month. Specific payment terms may vary by agreement but are generally sixty days or less.

Accounts receivables are unsecured, and do not bear interest. The allowance for doubtful accounts is reviewed monthly, requires judgment, and is based on the best estimate of the amount of probable credit losses in existing accounts receivable. The Company reviews the status of the then-outstanding accounts receivable on a customer-by-customer basis, taking into consideration the aging schedule of receivables, its historical collection experience, current information regarding the client, subsequent collection history, and other relevant data, in establishing the allowance for doubtful accounts. Accounts receivables are presented net of an allowance for doubtful accounts. Accounts receivables are written off against the allowance for doubtful accounts when the Company determines amounts are no longer collectible.

11.	Commitments and Contingencies

The Company’s agreements with platforms and agencies typically obligate the Company to provide indemnity and defense for losses resulting from claims of intellectual property infringement, damages to property or persons, business losses, or other liabilities. No material demands have been made upon the Company to provide indemnification under such agreements and there are no claims that the Company is aware that could have a material effect on the Company’s condensed financial statements.

12.	Subsequent Events

Subsequent events have been evaluated through February 14, 2024, the date of issuance of these consolidated financial statements.

On February 15, 2024, Core Gaming Inc, signed a letter of intent (“LOI”) with Siyata Mobile Global Inc (“Siyata Mobile”) an entity listed on the NASDAQ and incorporated in Delaware, United States. The LOI outlines the general terms and conditions pursuant to which the Company proposes to engage in a business combination with Siyata Mobile.

Unaudited Financial Statements for the Six Months Ended

June 30, 2024

Preparation of the Financial Statements of Newbyera Technology Limited

These are the unaudited, internal, financial statements of Newbyera Technology Limited. The management of Newbyera Technology have prepared these financial statements in good faith and believe them to be in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee (IFRS IC) applicable to companies reporting under IFRS. They do not include all of the information and footnotes required by IFRS for complete financial statements. Newbyera Technology’s management believes that these financial statements reflect all adjustments, consisting of normal recurring adjustments, considered necessary for a fair statement of Newbyera Technology’s financial position and the results of its operations for the periods presented.

Newbyera Technology Limited

Balance Sheets

As of June 30, 2024 and December 31, 2023

(Expressed in United States Dollars, except number of shares)

	June 30, 2024	December 31, 2023
ASSETS
Current assets
Prepayments, net	813,209	76,499
Other receivables, net	115,396	94,821
Accounts receivable, net	9,204,859	9,278,318
Cash and cash equivalents	14,544,826	5,457,860
Total current assets	24,678,290	14,907,498

Total assets	24,678,290	14,907,498

LIABILITIES AND EQUITY
Current liabilities
Account and other payables	18,451,635	9,005,281
Taxes Payable	40,498	22,754
Amounts due to related parties	3,042,775	2,916,642
Total current liabilities	21,534,908	11,944,677

Total liabilities	21,534,908	11,944,677

Equity
Share capital	2,833,697	2,833,697
Other reserves	(144,090)	(125,213)
Retained earnings	453,775	254,337
Total Equity	3,143,382	2,962,821

Total liabilities and equity	24,678,290	14,907,498

The accompanying notes are an integral part of these financial statements.

Newbyera Technology Limited

Statements of Operation and Comprehensive Income

For the Six Months Ended June 30, 2024 and 2023

(Expressed in United States Dollars)

	Six Months Ended June 30,
	2024	2023

Revenue	35,016,410	25,290,443
Cost of providing services	(34,511,302)	(24,363,831)
Gross profit	505,108	926,612

General and administrative expenses	(528,654)	(432,866)
Net impairment losses on financial and contract assets	(86,066)	(163,390)
Other income	299,291	7,611
Foreign gain/(loss) - net	32,552	257,681
Operating (loss)/profit	222,231	595,648

Interest income	4,248	10,314
Finance cost	(9,108)	(4,530)
Finance cost - net	(4,860)	5,784

Profit before income tax	217,371	601,432

Income tax expenses	(17,933)	(77,938)

Profit for the period	199,438	523,494

Other comprehensive income	(18,877)	(195,869)

Total comprehensive income	180,561	327,625

The accompanying notes are an integral part of these financial statements.

Newbyera Technology Limited

Statements of Changes in Equity

For the Six Months Ended June 30, 2024

(Expressed in United States Dollars)

	Share capital	Retained Earnings	Other Reserves Foreign currency translation	Total Equity
Balance as of January 1, 2024	2,833,697	254,337	(125,213)	2,962,821
Net income	-	199,438	-	199,438
Foreign currency translation loss	-	-	(18,877)	(18,877)
Balance as of June 30, 2024	2,833,697	453,775	(144,090)	3,143,382

The accompanying notes are an integral part of these financial statements.

Newbyera Technology Limited

Notes to the Financial Statements

(Expressed in United States Dollars)

1.	Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee (IFRS IC) applicable to companies reporting under IFRS. They do not include all of the information and footnotes required by IFRS for complete financial statements.

The financial statements have been prepared on a historical cost basis.

New and amended standards adopted by the Company

The Company has applied certain standards and amendments for the first time for its reporting period commencing January 1, 2024. The amendments did not have any impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.

New standards and interpretations not yet adopted

Certain amendments to accounting standards have been published that are not mandatory for December 31, 2024 reporting periods and have not been early adopted by the company. These amendments are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

Summary of Significant Accounting Policies

Foreign Currency Translation: The Company translates the financial statements into U.S. dollars from its functional currencies. Assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the consolidated balance sheet dates. Revenues and expenses are translated at the average exchange rates prevailing during the period. Unrealized gains or losses arising from currency translation are included in other comprehensive income/(loss).

Revenue and Account Receivables: The Company generates its income through in-game advertising from advertising platforms and agencies. Revenues are recognized at the point-in-time the advertisements are displayed in the game or the services has been completed as the customer simultaneously receives and consumes the benefits provided from these services.

Account and Related Party Payables: Accounts Payable primarily consist of amounts due to advertising platforms and agencies for marketing services, as well as game development fees owed to third-party game suppliers. These payables are typically settled within the standard payment terms contracted with the respective suppliers.

Related Party Payables represent amounts due to related parties for advertisement publishing services and technical consulting support provided to the Company. In addition, the related parties offer administrative support services under standard contractual terms.

Neither accounts payable nor related party payables bear interest.

Cash and Cash Equivalents: Cash consists of cash on hand and cash in banks. The Company considers highly liquid investments such as time deposits and certificates of deposit with original maturities of three months or less to be cash equivalents.

Income Taxes: In determining provisions for income taxes, the Company uses the annual estimated effective tax rate applied to the actual year-to-date income. The Company’s annual estimated effective tax rate differs from the statutory rate primarily as a result of non-deductible expenses and nontaxable gains.

2.	Significant accounting judgements and estimates

The preparation of the Company’s financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of each reporting period. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in the future periods.

3.	Transactions with related parties and shareholders

The transactions with related parties are as follows (in USD):

Transactions with the former shareholder:

The Company’s former holding company, Moremo Network Limited, provides administrative services to the Company.

	Six Months Ended June 30,
	2024	2023
Administrative service outsourcing	378,388	424,088

Transactions with other related parties:

A related party provides marketing promotion services to the Company.

	Six Months Ended June 30
	2024	2023
Marketing promotion services	568,044	860,363

Short-term borrowings with related parties:

The Company takes up short-term borrowings from related parties to finance working capital. The short-term borrowings do not bear interest.

	Six Months Ended June 30,
	2024	2023
Short-term borrowings	231,236	-

The payable balances from the related party transactions are included in “Amounts due to related parties” in the accompanying balance sheet as follows:

	June 30, 2024	December 31, 2023
Administrative service outsourcing	2,476,278	2,114,575
Marketing promotion services	295,715	300,142
Short-term borrowings	270,782	501,925
Total	3,042,775	2,916,642

4.	Revenue

Revenues for the six-month period ended June 30, 2024 and 2023 consists of the following items:

	Six Months Ended June 30,
	2024	2023
Advertisement publishing service	35,016,410	25,290,443

5.	Income tax

	Six Months Ended June 30,
	2024	2023
Income tax expense:
Current year	17,933	77,938

The income tax on the results for the financial year differs from the amount of income tax determined by applying the Hong Kong standard rate of income tax due to the following factors:

	Six Months Ended June 30,
	2024	2023
Profit before income tax	217,371	601,432
Tax at the applicable tax rate of 16.5% (2023: 16.5%)	35,866	99,236
Tax effect of:
- non-taxable profits	(17,933)	(21,298)
Income tax expense	17,933	77,938

6.	Share Capital

	30 June, 2024
	Number of ordinary shares	$
Issued and fully paid:
At January 1, 2024 and June 30, 2024	10,000	2,833,697

The ordinary shares have no par value.

7.	Financial instruments and financial risks

The Company’s activities expose it to a variety of financial risks from its operation. The key financial risk relevant to the Company is credit risk.

The management team reviews and agrees policies and procedures for the management of financial risks. There has been no change to the Company’s exposure to the financial risks or the manner in which it manages and measures the risks.

Credit risk

Credit risk refers to the risk that the counterparty will default on its contractual obligations resulting in a loss to the Company. The Company’s exposure to credit risk arises primarily from trade and other receivables. For other financial assets (including cash and cash equivalents), the Company minimises credit risk by dealing exclusively with high credit rating counterparties.

The Company has adopted a policy of only dealing with creditworthy counterparties. The Company performs ongoing credit evaluation of its counterparties’ financial condition and generally does not require collateral.

The Company considers the probability of default upon initial recognition of assets and whether there has been a significant increase in credit risk on an ongoing basis throughout each reporting period.

Payment terms are specified in agreements between the Company and the platforms and agencies. The Company generally reconciles with the platforms and agencies at the end of each month for the price of impressions filled in that month. Specific payment terms may vary by agreement but are generally sixty days or less.

Accounts receivables are unsecured, and do not bear interest. The allowance for doubtful accounts is reviewed monthly, requires judgment, and is based on the best estimate of the amount of probable credit losses in existing accounts receivable. The Company reviews the status of the then-outstanding accounts receivable on a customer-by-customer basis, taking into consideration the aging schedule of receivables, its historical collection experience, current information regarding the client, subsequent collection history, and other relevant data, in establishing the allowance for doubtful accounts. Accounts receivables are presented net of an allowance for doubtful accounts. Accounts receivables are written off against the allowance for doubtful accounts when the Company determines amounts are no longer collectible.

8.	Commitments and Contingencies

The Company’s agreements with platforms and agencies typically obligate the Company to provide indemnity and defense for losses resulting from claims of intellectual property infringement, damages to property or persons, business losses, or other liabilities. No material demands have been made upon the Company to provide indemnification under such agreements and there are no claims that the Company is aware that could have a material effect on the Company’s condensed financial statements.

SIYATA MOBILE INC.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

On February 26, 2025, Core Gaming, Inc. entered into a Merger Agreement (the “Merger Agreement”) with Siyata Mobile Inc., a corporation existing under the laws of the Province of British Columbia (“Siyata Mobile”) and Siyata Core Acquisition U.S., Inc., a wholly-owned subsidiary of the Purchaser (“Merger Sub”), pursuant to which (i) Core Gaming will merge (the “Merger”) with and into Merger Sub, with Core Gaming continuing as the surviving entity and a wholly owned subsidiary of Siyata Mobile, (ii) in exchange for the outstanding shares of the Core Gaming’s common stock, Siyata Mobile will issue common shares to the shareholders of Core Gaming based on an exchange ratio calculated as $160,000,000 divided by the volume-weighted average closing price of Siyata Mobile’s common shares on the Nasdaq Stock Market LLC for the 10-day trading period immediately preceding the effective time of the Merger, (iii) on the Closing Date (as defined in the Merger Agreement), the parties will cause a certificate of merger to be executed and filed with the Secretary of State of Delaware, with the Merger becoming effective on the date and time specified in the certificate of merger (the “Effective Time”), and (iv) at the Effective Time, all assets, properties, rights, privileges, powers, and franchises of Core Gaming and Merger Sub will vest in Core Gaming as the surviving corporation in the Merger.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF JUNE 30, 2024

	Core Gaming (Historical)	Newbyera (Historical)	Siyata (Historical)	Transaction accounting adjustments	Notes	Pro Forma Combined
Assets
Current
Cash	75	14,544,826	2,653,226			17,198,127
Trade and Other Receivables	-	9,320,255	1,508,799			10,829,054
Prepaid Expenses	-	813,209	2,244,232	(813,209)	[H]	2,244,232
Inventory	-	-	2,299,647			2,299,647
Advance To Suppliers	-	-	891,144	813,209	[H]	1,704,353
	75	24,678,290	9,597,048			34,275,413
Long Term Receivable	-	-	142,904			142,904
Investment in Securities	-	-	1,000,000			1,000,000
Right Of Use Assets	-	-	500,849			500,849
Equipment	-	-	157,022			157,022
Intangible Assets	-	-	7,785,176			7,785,176
Goodwill	-	-	-	15,628,581	[A]	15,628,581
Total Assets	75	24,678,290	19,182,999			59,489,945

Liabilities and Shareholders’ Equity
Current
Loans to Financial Institutions	-	-	619,068			619,068
Sales of future receipts	-	-	2,152,375			2,152,375
Tax payable	-	40,498		(40,498)	[H]	-
Accounts Payable and Accrued Liabilities	-	18,451,635	4,087,199	1,000,000	[C]	23,579,332
				40,498	[H]	-
Amount due to related parties	-	3,042,775	-			3,042,775
Deferred Revenue	-	-	3,182			3,182
Short Term Lease Liability	-	-	243,214			243,214
Warrant Liability	-	-	10,755,482			10,755,482
	-	21,534,908	17,860,520			40,395,428
Long Term Lease Liability		-	284,393			284,393
	-	-	284,393			284,393
Total Liabilities	-	21,534,908	18,144,913			40,679,821

Shareholders’ Equity
Share Capital	75	2,833,697	92,565,727	(92,565,727)	[D]	19,810,124
				16,666,667	[D]
				309,685	[B]
Reserves	-	(144,090)	14,845,086	(14,845,086)	[E]	-
				144,090	[B]
Accumulated Other Comprehensive Loss	-	-	98,870	(98,870)	[F]	-
Retained Earnings/(Deficit)	-	453,775	(106,471,597)	106,471,597	[G]	(1,000,000)
				(1,000,000)	[C]
				(453,775)	[B]
	75	3,143,382	1,038,086			18,810,124
Total Liabilities and Shareholders’ Equity	75	24,678,290	19,182,999			59,489,945

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF LOSS

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Newbyera (Historical)	Siyata (Historical)	Transaction accounting adjustments	Notes	Pro Forma Combined
Revenue	35,016,410	4,248,847			39,265,257
Cost Of Sales	(34,511,302)	(3,188,616)			(37,699,918)
Gross Profit	505,108	1,060,231			1,565,339

Expenses
Amortization And Depreciation	-	837,787			837,787
Development Expenses	-	35,000			35,000
Selling And Marketing	-	2,102,406			2,102,406
Equity promotion and marketing	-	2,150,000			2,150,000
Inventory Impairment	-	-			-
General And Administrative	528,654	2,071,853			2,600,507
Bad Debts (Recovered)	86,066	18,858			104,924
Share-Based Payments	-	200,886			200,886
Foreign Exchange	(32,552)		32,552	[H]	-
Other income	(299,291)		299,291	[H]	-
Total Operating Expenses	282,877	7,416,790			8,031,510

Net Operating Loss	222,231	(6,356,559)			(6,466,171)

Other income
Investment income	-	-	299,291	[H]	299,291

Other Expenses
Finance Expense	4,860	1,722,039			1,726,899
Loss on issuance	-	6,129,282			6,129,282
Loss on extinguishment of financial liability	-	601,163			601,163
Foreign Exchange	-	(10,651)	(32,552)	[H]	(43,203)
Change In Fair Value of Warrant Liability	-	(54,570)			(54,570)
Transaction Costs	-	977,318			977,318
Total Other Expenses	4,860	9,364,581			9,336,889
Profit Before Income Tax	217,371	(15,721,140)			(15,503,769)
Income tax expense	17,933	-			17,933
Net Loss for The Period	199,438	(15,721,140)			(15,521,702)
Other Comprehensive Income	(18,877)	-			(18,877)
Comprehensive Income/(Loss) For the Period	180,561	(15,721,140)			(15,540,579)

Weighted average shares	2,179,341	70,307			2,249,648
Basic and diluted earning/(loss) per share	0.09	(223.61)			(6.90)

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF LOSS

FOR THE YEAR ENDED DECEMBER 31, 2023

	Newbyera (Historical)	Siyata (Historical)	Transaction accounting adjustments	Notes	Pro Forma Combined
Revenue	57,001,647	8,233,301			65,234,948
Cost Of Sales	(55,748,651)	(5,575,372)			(61,324,023)
Gross Profit	1,252,996	2,657,929			3,910,925

Expenses
Amortization And Depreciation	-	1,754,957			1,754,957
Development Expenses	-	578,356			578,356
Selling And Marketing	-	4,784,994			4,784,994
General And Administrative	931,882	6,080,014			7,011,896
Inventory Impairment	-	(161,450)			(161,450)
Inventory Loss (Income) From Water Damage	-	(834,713)			(834,713)
Bad Debts (Recovered)	329,525	47,526			377,051
Share-Based Payments	-	930,564			930,564
Foreign Exchange	(43,111)	-	43,111	[H]	-
Other income	(215,906)	-	215,906	[H]	-
Total Operating Expenses	1,002,390	13,180,248			14,441,655

Net Operating Loss	250,606	(10,522,319)			(10,530,730)

Other income
Investment income	-	-	215,906	[H]	215,906

Other Expenses
Finance Expense - net	(3,549)	841,815			838,266
Foreign Exchange		(49,258)	(43,111)	[H]	(92,369)
Change In Fair Value of Convertible Promissory Note	-	-			-
Change In Fair Value of Opening Warrant Liability	-	-			-
Change In Fair Value of Warrant Liability	-	1,517,389			1,517,389
Transaction Costs	-	99,529	1,000,000	[C]	1,099,529
Total Other Expenses	(3,549)	2,409,475			3,362,815
Profit Before Income Tax	254,155	(12,931,794)			(13,677,639)
Income tax expense	20,968	-			20,968
Net Loss for The Period	233,187	(12,931,794)			(13,698,607)
Other Comprehensive Income	(124,387)	-			(124,387)
Comprehensive Income/(Loss) For the Period	108,800	(12,931,794)			(13,822,994)

Weighted average shares	2,179,341	228,578			2,407,919
Basic and diluted earning/(loss) per share	0.11	(56.57)			(5.69)

Note 1 – Basis of Presentation

The accompanying unaudited pro forma condensed combined financial information was prepared in accordance with Article 11 of SEC Regulation S-X.

The unaudited pro forma condensed combined balance sheet was prepared using the historical balance sheet of Siyata Mobile Inc. (the “Company”) as of June 30, 2024, the historical balance sheet of Core Gaming, Inc. as of June 30, 2024, and the historical balance sheet of Newbyera as of June 30, 2024, taking into account the pro forma effect of the merger transaction(s). Siyata Mobile’s, Core Gaming’s and Newbyera’s fiscal years end on December 31.

The unaudited pro forma condensed combined statements of loss were prepared using:

●	the historical unaudited consolidated statement of loss of Siyata Mobile for the six months ended June 30, 2024;

●	the historical audited consolidated statement of loss of Siyata Mobile for the year ended December 31, 2023;

●	the historical unaudited statement of income of Newbyera for the six months ended June 30, 2024;

●	the historical audited statement of income of Newbyera for the year ended December 31, 2023.

Since Core Gaming, Inc. was incorporated on May 24, 2024, there was no operation for the six months ended June 30, 2024 and the year ended December 31, 2023.

Both Siyata Mobile and Newbyera’s historical audited and unaudited financial statements were prepared in accordance with International Financial Reporting Standards and are presented in U.S. dollars. Certain reclassifications have been made to the historical financial statements of Newbyera to conform to the financial statement presentation to be adopted by the combined company. These adjustments are related to the presentation of prepayment, tax payables, foreign currency exchange gain and other incomes. All such adjustments and reclassifications have been included in Pro Forma Adjustments in the Unaudited Pro Forma Condensed Combined Balance Sheet and Unaudited Pro Forma Condensed Combined Statement of Loss.

Because the former stockholders of Core Gaming will now own approximately 90% of the Company’s outstanding common shares immediately following the closing of the merger, and the management of Core Gaming assumes key positions in the management of the Company, Core Gaming is deemed to be the acquiring company for accounting purposes, and the merger is accounted for as a reverse acquisition under the acquisition method of accounting for business combinations. Accordingly, the assets and liabilities of Siyata Mobile will be measured at fair value and added to the assets and liabilities of Core Gaming, and the historical results of operations of Core Gaming will be reflected in the results of operations of the Company following the merger.

The total acquisition consideration (for accounting purposes) is equal to fair value of the number of equity interests that Core Gaming would have had to issue to give the owners of Siyata Mobile the same percentage equity interest in the combined company that results from the merge transaction. The related fair value of equity interests of Core Gaming is based on preliminary management valuations.

Under the acquisition method of accounting, identifiable assets and liabilities of Siyata Mobile, will be recorded based on their estimated fair values as of the effective time of the merger. Goodwill is calculated as the difference between the estimated acquisition consideration and fair values of identifiable net assets acquired.

The estimated acquisition consideration and the preliminary allocation of the estimated acquisition consideration are, in part, based upon a preliminary management valuation, as described below, and the Company’s estimates and assumptions which are subject to change.

30 June 2024
Cash	2,653,226
Trade And Other Receivables	1,508,799
Prepaid Expenses	2,244,232
Inventory	2,299,647
Advance To Suppliers	891,144
Long Term Receivable	142,904
Investment in Securities	1,000,000
Right Of Use Assets	500,849
Equipment	157,022
Intangible Assets	7,785,176
Fair value of assets acquired	19,182,999

Loans to Financial Institutions	619,068
Sales of future receipts	2,152,375
Accounts Payable and Accrued Liabilities	4,087,199
Deferred Revenue	3,182
Short Term Lease Liability	243,214
Warrant Liability	10,755,482
Long Term Lease Liability	284,393
Fair value of liabilities acquired	18,144,913

Fair Value of Net Assets acquired	1,038,086
Goodwill	15,628,581
Total estimated consideration (for accounting purpose)	16,666,667

The final determination of the fair value of the identifiable net assets acquired may change significantly from these preliminary estimates. The actual acquisition accounting of the merger will be based on the fair value of the acquisition consideration and the fair values of Siyata Mobile’s assets and liabilities as of the effective time.

Note 2 – Pro Forma Adjustments

The pro forma adjustments in the unaudited pro forma condensed combined financial information which represent only transaction accounting adjustments are as follows:

[A]	To record the goodwill from Core Gaming’s acquisition of Siyata (for accounting purpose)
[B]	To record the exchange of Core Gaming’s shares for Newbyera’s shares
[C]	To record the estimated transaction costs for the merge
[D]	To record the exchange of Core Gaming’s shares for Siyata’s common shares
[E]	To eliminate Siyata’s historical reserves
[F]	To eliminate Siyata’s historical other comprehensive loss
[G]	To eliminate Siyata’s historical deficit
[H]	To reclass certain balances to confirm to the combined company’s presentation

Note 3 – Loss Per Share

Net loss per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the merge transaction, assuming the shares were outstanding since January 1, 2023. As the transaction is being reflected as if they had occurred at the beginning of the periods presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the transactions have been outstanding for the entire periods presented.